Filed pursuant to Rule 424(b)(3)
File No. 333-206460

Prospectus Supplement No. 3 Dated August 19, 2016
(To Prospectus Dated April 25, 2016, As Supplemented by Prospectus Supplement No. 1 Dated May 17, 2016 and Prospectus Supplement No. 2 Dated May 26, 2016)

3,468,992 Shares of Common Stock Issuable Upon Exercise of the Warrants

This Prospectus Supplement No. 3 (the “Prospectus Supplement”) updates and supplements the prospectus of COPsync, Inc. (the “Company,” “we,” “us,” or “our”) dated April 25, 2016, as updated and supplemented by Prospectus Supplement No. 1 dated May 17, 2016 and Prospectus Supplement No. 2 dated May 26, 2016 (collectively, the “Prospectus”), with the following attached document which we filed with the Securities and Exchange Commission:

A.          Our Current Report on Form 8-K filed with the Securities Exchange Commission on July 21, 2016;
B.          Our Current Report on Form 8-K filed with the Securities Exchange Commission on August 3, 2016;
C.          Our Current Report on Form 8-K filed with the Securities Exchange Commission on August 18, 2016; and
D.          Our Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on August 15, 2016.

This Prospectus Supplement should be read in conjunction with the Prospectus, which is required to be delivered with this Prospectus Supplement.  This Prospectus Supplement updates, amends and supplements the information included in the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

The purchase of the securities offered through the Prospectus involves a high degree of risk. Before making any investment in our common stock and/or warrants, you should carefully consider the risk factors section beginning on page 8 of the Prospectus.

You should rely only on the information contained in the Prospectus, as supplemented or amended by this Prospectus Supplement and any other prospectus supplement or amendment thereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is August 19, 2016

Index to Filings

Annex
The Company’s Current Report on Form 8-K filed with the Securities Exchange Commission on July 21, 2016	A
The Company’s Current Report on Form 8-K filed with the Securities Exchange Commission on August 3, 2016	B
The Company’s Current Report on Form 8-K filed with the Securities Exchange Commission on August 18, 2016	C
The Company’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on August 15, 2016	D

Annex A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 19, 2016

COPSYNC, INC.
(Exact name of registrant specified in charter)

Delaware	001-37613	98-0513637
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

16415 Addison Road, Suite 300, Addison, Texas 75001
(Address of principal executive offices) (Zip Code)

(972) 865-6192
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01           Regulation FD Disclosure.

On July 19, 2016, COPsync, Inc. (the “Company”) received a notice (the “Notice”) from The Nasdaq Listing Qualifications Staff (the “Staff”) granting the Company’s request for an extension through November 16, 2016, to evidence compliance with the $2.5 million stockholders’ equity requirement for continued listing on The Nasdaq Capital Market. The Company is diligently working to evidence compliance with the terms of the Staff extension; however, there can be no assurance that it will be able to do so.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COPSYNC, Inc.

Dated: July 21, 2016	By:	/s/ Barry W. Wilson
	Name:	Barry W. Wilson
	Title:	Chief Financial Officer

Annex B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 28, 2016

COPSYNC, INC.
(Exact name of registrant specified in charter)

Delaware	001-37613	98-0513637
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

16415 Addison Road, Suite 300, Addison, Texas 75001
(Address of principal executive offices) (Zip Code)

(972) 865-6192
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07 Submissions of Matters to a Vote of Security Holders.
At the annual meeting of stockholders of COPsync, Inc. (the “Company”), held on July 28, 2016, the Company’s stockholders voted on the matters described below.
Proposal 1.  The Company’s stockholders elected the following nominees as directors, each for a one-year term expiring in 2017.
Director Nominee	Votes For	Authority Withheld	Broker Non-Votes
Joseph R. Alosa, Sr.	2,821,214	125,998	3,817,611
Russell D. Chaney	2,818,982	128,229	3,817,611
Robert L. Harris	2,822,121	125,091	3,817,611
Joel Hochberg	2,825,221	121,991	3,817,611
Luisa Ingargiola	2,818,983	128,229	3,817,611
J. Shane Rapp	2,822,341	124,871	3,817,611
Brian K. Tuskan	2,818,983	128,229	3,817,611
Ronald A. Woessner	2,855,221	91,991	3,817,611

Proposal 2.  The Company’s stockholders approved, on an advisory basis, the compensation of the Company’s named executive officers.
Votes For	Votes Against	Votes Abstained	Broker Non-Votes
2,415,318	521,579	10,315	3,817,611

Proposal 3.  The Company’s stockholders voted, on an advisory basis, to hold on an annual basis advisory stockholder votes to approve the compensation of the Company’s named executive officers.
One Year	Two Years	Three Years	Votes Abstained	Broker Non-Votes
2,415,318	521,579	82,446	39,652	3,817,611

Accordingly, after consideration of the outcome of this advisory vote, the Board of Directors determined that the Company will hold an advisory vote on executive compensation once every year until the next required advisory vote on the frequency of stockholder votes on executive compensation, or until the Board of Directors otherwise determines a different frequency for such non-binding votes.
Proposal 4.  The Company’s stockholders approved the repricing of the stock options that have been granted under the 2009 Long-Term Incentive Plan prior to December 1, 2015 and were outstanding as of July 28, 2016.
Votes For	Votes Against	Votes Abstained	Broker Non-Votes
2,396,667	539,627	10,918	3,817,611

Proposal 5.  The Company’s stockholders approved, and amendment to the 2009 Long-Term Incentive Plan to (i) increase the number of shares available for issuance under the Plan to 1.8 million shares, an increase of 1.4 million shares; (ii) increase the number of shares that may be granted as stock options to any one individual to 900,000 shares, an increase of 860,000 shares; and (iii) increase the number of automatic stock option grants issued to outside board members upon their initial election or appointment to the board to 20,000 and annually thereafter to 10,000 shares, provided the board member has served on the board for at least six months.
Votes For	Votes Against	Votes Abstained	Broker Non-Votes
2,378,702	568,274	236	3,817,611

Proposal 6.  The Company’s stockholders approved the Company’s Employee Stock Purchase Plan.
Votes For	Votes Against	Votes Abstained	Broker Non-Votes
2,519,276	260,027	167,909	3,817,611

Proposal 7.  The Company’s stockholders ratified the selection of PMB Helin Donovan, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016.
Votes For	Votes Against	Votes Abstained
6,651,705	109,384	3,734

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COPSYNC, Inc.

Dated: August 3, 2016	By:	/s/Barry W. Wilson
	Name:	Barry W. Wilson
	Title:	Chief Financial Officer

Annex C

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 15, 2016

COPSYNC, INC.
(Exact name of registrant specified in charter)

Delaware	001-37613	98-0513637
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

16415 Addison Road, Suite 300, Addison, Texas 75001
(Address of principal executive offices) (Zip Code)

(972) 865-6192
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02                 Results of Operations and Financial Condition.

On August 15, 2016, COPsync, Inc. (the “Registrant”) issued a press release announcing its financial results for the fiscal quarter ended June 30, 2016. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K. Also on August 15, 2016, the Registrant held a conference call relating to the Registrant’s financial results for the fiscal quarter ended June 30, 2016.  A transcript from this conference call is furnished as Exhibit 99.2 to this Current Report on Form 8-K.

In accordance with General Instruction B.2 of Form 8-K, Exhibit 99.1 and Exhibit 99.2 hereto shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 5.02                 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 15 and August 16, 2016, respectively, board members Brian K. Tuskan and Robert Harris informed the Company of their resignations from the Company’s Board of Directors, to be effective on each of such dates.

As noted by Mr. Ronald A. Woessner, the Company’s chief executive officer, during the Company’s quarterly conference call held on August 15, 2016 (see transcript furnished as Exhibit 99.2), the Company is focused on positioning itself for sustainable and profitable growth for many years to come.  The Company continues to look to strengthen its leading position in Texas to establish it as a model for other states to follow and has established a large sales presence in Texas and in other states throughout the U.S. As the Company continues to strengthen its sales efforts and business development efforts, the vacancies created by these resignations present an opportunity for the Company to recruit persons who can help the Company achieve its growth objectives in its targeted geographies throughout the U.S and its capital funding needs.

Item 9.01                 Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Press Release, dated August 15, 2016, entitled “COPsync Announces Second Quarter 2016 Financial Results.”
99.2	Transcript of COPsync, Inc. conference call, held on August 15, 2016, relating to reported financial results for the fiscal quarter ended June 30, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COPSYNC, Inc.

Dated: August 18, 2016	By:	/s/ Ronald A. Woessner
	Name:	Ronald A. Woessner
	Title:	Chief Executive Officer

Exhibit 99.1

COPsync Announces Second Quarter 2016 Financial Results

Recurring Revenues and Sales Bookings Steadily Increase

DALLAS, TX – August 15, 2016 – COPsync, Inc. (NASDAQ: COYN) announced its financial results for the quarter ended June 30, 2016. COPsync operates the nation's only system connecting law enforcement officers and agencies nationwide, and the COPsync911 threat-alert service that connects schools, government buildings, hospitals and other potentially at-risk facilities directly to the local patrol units and the 9-1-1 dispatch center.

Company Highlights for Q2 and First Half of  2016

•
Increased Sales Bookings: Licensing/subscription sales bookings for Q2 of 2016 were $525,000, resulting in $914,000 in licensing/subscription sales bookings during the first six months of 2016. This is an increase of 30% compared to $705,000 for the comparable six-month period in 2015. Total sales bookings for Q2 were $1.4, resulting in $2.5 million of total sales bookings for the first six months of 2016. This is an increase of 34% compared to $1.9 million for the comparable six-month period in 2015.

•
Increased Revenue: Software licenses/subscription revenues in Q2 2016 were $842,000, a 13% year-over-year increase. Total revenues for Q2 2016 rose to approximately $1.3 million, a 4% year-over-year increase from revenues of approximately $1.2 million recorded in Q2 2015.

•
Continued Growth in Texas and Progressive Opening of New Markets: The Company continued to build its footprint in Texas and also made its first sale of the COPsync Network in Oklahoma and its first sale of COPsync911 in Florida. The Company now has customers in 13 states and its customer base consists of approximately 740 COPsync Network customers and approximately 1,100 COPsync911 facilities under contract throughout the U.S.

•
Agreement with LIFEWatch USA: During Q2, the Company entered into an agreement with LIFEWatch USA, one of the nation's leading providers of hand-held personal medical emergency alerting systems. The current focus of the collaboration is for COPsync to sell the LIFEWatch emergency alerting device in markets other than the medical market. Markets targeted by the Company include students, real estate workers, pizza delivery workers, amusement park workers and others who may need to send an emergency alert for assistance.

CEO Comment; Business Progress; and Outlook

Mr. Ronald A. Woessner, CEO of COPsync, Inc. stated, “The Company continues to make significant investments in the Company’s cloud-based technology infrastructure and in sales/business development activities. The technology investments are intended to yield a scalable and sustainable technology infrastructure and enable the Company to provide its services to the approximate 1.1 million U.S. law enforcement officers and the hundreds of thousands of schools, courthouses, government buildings, energy infrastructure and other potentially at-risk facilities in the U.S.

“The sales/business development investments are intended to increase sales bookings and the Company’s customer presence throughout the U.S. This investment is beginning to yield results. Licensing/Subscription sales bookings for the first six months of 2016 were $914,000, an increase of 30% compared to $705,000 for the same period in 2015. Total sales bookings for the first six months of the year were $2.5 million, an increase of 34% compared to $1.9 million for the same period in 2015. Moreover, the Company now has a customer presence in 13 states.”

Mr. Woessner continued, “Subsequent to quarter end, the Company announced that the Sheriff’s Office in Bexar County – where the City of San Antonio is located – has agreed to conduct an evaluation of the COPsync Network. We hope and expect that this evaluation by the Bexar County Sheriff’s Office, comprised of approximately 1,000 sworn officers, will be favorable. The Company believes that signing one or more major Texas law enforcement agencies, such as the Bexar County Sheriff’s Office to the COPsync Network, sooner or later will create a ‘tipping point’ effect in our home state of Texas. This then is expected to create momentum that ultimately would bring the bulk of the estimated 100,000 Texas law enforcement officers, comprising approximately 8% of the law enforcement officers in the U.S., onto the COPsync Network.”

Outlook

“The Company plans to be successful in adding agencies to the COPsync Network and schools and other facilities to the COPsync911 threat-alert system platform in ever increasing numbers. These agencies and facilities will be added through both consistent, methodical and deliberate sales efforts and the increased leverage resulting from the inevitable ‘network effects.’ The cumulative weight of these efforts is expected to create a ‘tipping point’ dynamic -- first here in the Company’s home state of Texas and then other states as the Company’s sales presence in that state reaches a critical mass. Hence, the Company expects its sales bookings to accelerate over time through the efforts of a larger, more experienced sales force and through the effects of the tipping point dynamic.

“These customers over time are expected to create an ever-increasing stream of recurring cash and recurring revenues. The Company anticipates supporting these customers with a relatively flat overall expense structure. This ever-increasing stream of recurring cash plus cash from accelerating new sales bookings – all supported by a relatively flat overall expense structure – is expected to result in the Company becoming cash flow positive from operations sometime during 2017,” said Mr. Woessner.

Financial Highlights for Second Quarter 2016

•
Revenues: Total revenues for Q2 2016 rose to approximately $1.3 million, a 4% increase from revenues of approximately $1.2 million recorded in Q2 2015. The revenue increase in Q2 2016 was driven by a 13% year over year increase in software licenses/subscriptions revenues totaling $842,000. The increase in software licenses/subscriptions revenues was partially offset by a decline in hardware, installation, and other revenue, which totaled $448,000 in Q2 2016 compared to $499,000 in Q2 2015. The Company expects its hardware sales to vary over time depending on the nature of new and existing contracts, and it expects these sales to decline progressively as a percentage of consolidated revenue over time and to be used in support of the growth of its recurring SaaS-based licensing/subscription business. The Company expects future revenues to be driven by ongoing organic growth, increased sales and business development efforts to drive the national expansion of its COPsync and COPsync911 services, product innovation, and potential acquisitions.

•
Gross Profit: Gross profit percentage in Q2 2016 for software license/subscription revenues increased to 58% in Q2 2016 compared to 57% in same period 2015. Overall consolidated gross profit for Q2 2016 totaled $171,000, or 13%, compared to $558,000, or 34%, in Q2 2015. The decline in overall gross profit resulted from negative gross profit for hardware and installation revenue compared to a gross profit percentage of 27% in Q2 2015. This decrease in gross profit performance was due principally to fewer hardware units installed during the quarter, price discounting and increased internal costs between periods. The Company expects hardware price discounting to continue through 2016 as it attempts to accelerate its growth in sales bookings, and ultimately increased overall revenues.

•
Operating Expenses: Total operating expenses were $3.2 million in Q2 2016 compared to $1.5 million for the same period 2015. The increase in total operating expenses was a result of a significant increase in sales and marketing and general and administrative expenses coupled with a slight increase in research and development expenses. The increase in sales and marketing was a result of business development expenses related to the Company’s expansion outside of Texas as well as the addition of sales personnel in eight states. The increase in G&A expenses was a result of increased professional fees and increases in operations personnel to support the Company’s growing customer base, which now totals nearly 740 COPsync Network and 1,100 COPsync911 customers. The Company anticipates G&A expenses to trend slightly down for the remainder of 2016. The Company intends to continue to invest in R&D at current levels to enhance the features and functionality of the Company’s service and product offerings and further to enhance its technology platform to enable it to support millions of users across the U.S., each paying an annually recurring subscription fee.

•
Operating Income (Loss): Operating loss in Q2 2016 was $3 million, compared to an operating loss of $941,000 for the same period 2015. The increase in operating loss in Q2 2016 was mainly attributable to a decrease in gross profit from hardware and installation sales, and an increase in overall operating expenses as the Company continues its nationwide expansion efforts.

•
Net Income (Loss): Net loss for Q2 2016 was $3.1 million, compared to net loss of $1.1 million during the prior year period. GAAP loss per share in second quarter 2016 was ($0.35) on 8.8 million weighted average shares outstanding compared to ($0.28) for the same period 2015 on 4.1 million weighted average shares outstanding.

About COPsync

COPsync, Inc. (NASDAQ: COYN) is a technology company that connects law enforcement officers across the nation, so they can communicate and share mission-critical information in real time. This saves officers’ lives and keeps the public safer; helps law enforcement officers catch common criminals and stop child kidnappings, vehicle thefts, bank robberies and other crimes in progress; and arms the nation’s law enforcement officers with necessary information so they can help defend against terrorism. For more information, go to www.copsync.com.

Safe Harbor Statement

Statements in this release that are not purely historical facts or that depend upon future events, including statements about forecasts of earnings, revenue, product development, sales or other statements about anticipations, beliefs, expectations, intentions, plans or strategies for the future, may be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. For example, statements containing words like “expect,” “believe,” “confident,” “estimated,” “future,” “plan,” “planning,” “projected,” “strategy,” “pursuing,” “objective” and other similar terms, express management’s current views concerning future events, trends, contingencies or results, which may be considered forward-looking statements. Specifically, the statements “The technology investments are intended to yield a scalable and sustainable technology infrastructure and enable the Company to provide its services to the approximate 1.1 million U.S. law enforcement officers and the hundreds of thousands of schools, courthouses, government buildings, energy infrastructure and other potentially at-risk facilities in the U.S.”; “The sales/business development investments are intended to increase sales bookings and the Company’s customer presence throughout the U.S.”; “We hope and expect that this evaluation by the Bexar County Sheriff’s Office, comprised of approximately 1,000 sworn officers, will be favorable.”; “The Company believes that signing one or more major Texas law enforcement agencies, such as the Bexar County Sheriff’s Office to the COPsync Network, sooner or later will create a “tipping point” effect in our home state of Texas.”; “This then is expected to create momentum that ultimately would bring the bulk of the estimated 100,000 Texas law enforcement officers, comprising approximately 8% of the law enforcement officers in U.S., onto the COPsync Network”; “The Company plans to be successful in adding agencies to the COPsync Network and schools and other facilities to the COPsync911 threat-alert system platform in ever increasing numbers.”; “These agencies and facilities will be added through both consistent, methodical and deliberate sales efforts and the increased leverage resulting from the inevitable “network effects.”; “The cumulative weight of these efforts is expected to create a “tipping point” dynamic -- first here in the Company’s home state of Texas and then other states as the company’s sales presence in that state reaches a critical mass.”; “Hence, the Company expects its sales bookings to accelerate over time through the efforts of a larger, more experienced sales force and through the effects of the tipping point dynamic.”; “These customers over time are expected to create an ever-increasing stream of recurring cash and recurring revenues.”; “The Company anticipates supporting these customers with a relatively flat overall expense structure.”; “This ever-increasing stream of recurring cash plus cash from accelerating new sales bookings – all supported by a relatively flat overall expense structure – is expected to result in the Company becoming cash flow positive from operations sometime during 2017.”; “The Company expects its hardware sales to vary over time depending on the nature of new and existing contracts, and it expects these sales to decline progressively as a percentage of consolidated revenue over time and to be used in support of the growth of its recurring SaaS-based licensing/subscription business.”; “The Company expects future revenues to be driven by ongoing organic growth, increased sales and business development efforts to drive the national expansion of its COPsync and COPsync911 services, product innovation, and potential acquisitions.”; “The Company expects hardware price discounting to continue through 2016 as it attempts to accelerate its growth in sales bookings, and ultimately increased overall revenues.”; “The Company anticipates G&A expenses to trend slightly down for the remainder of 2016.”; and “The Company intends to continue to and further to enhance its technology platform to enable it to support millions of users across the U.S., each paying an annually recurring subscription fee.” These and other statements are all highly dependent on a variety of factors, including the Company’s ability to successfully execute its business strategy and sales expansion plan in other jurisdictions and control costs. Readers are cautioned not to place undue reliance on forward-looking statements. All forward-looking statements are based on information available to the Company on the date this release was issued. The Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward-looking statements, including risks or uncertainties related to the Company’s ability to obtain and retain customers and development, implementation and acceptance of its products and services. Certain statements in this press release are highly dependent on the Company’s ability to successfully execute its strategy in Texas and other geographic areas; the Company’s ability to successfully book new orders for its products and services and renew its existing customers at anticipated renewal rates. The Company may not succeed in adequately addressing and managing these and other risks. Further information regarding factors that could affect the Company’s financial, operating and other results can be found in the risk factors section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

Contact:
For COPsync:
Ronald A. Woessner
Chief Executive Officer
972-865-6192
invest@copsync.com
Fred Sommer
Senior Consultant
Investor Relations
Ascendant Partners, LLC.
732-410-9810
fred@ascendantpartnersllc.com

Exhibit 99.2

Transcript of COPsync, Inc. Conference Call, Held on August 15, 2016, relating to reported financial results for the fiscal quarter ended June 30, 2016

C O R P O R A T E   P A R T I C I P A N T S

Ronald Woessner, Chief Executive Officer

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Josh Sidon, Maxim Group

Jason Bair, Private Investor

P R E S E N T A T I O N

Operator:

Good day, ladies and gentlemen, and thank you for standing by.  Welcome to the COPsync Incorporated 2016 Q2 Financial Results Conference Call.  At this time all participants are in a listen-only mode.  A brief question-and-answer session will follow the formal presentation.  If anyone should require Operator assistance during this conference please press the star followed by the zero in your telephone keypad.  As reminder this conference is being recorded.

I would now like to introduce the Company's Chief Executive Officer, Mr.  Ronald Woessner.  Please go ahead, sir.

Ronald Woessner:

Thank you, Operator.  Good afternoon, listeners.  Thank you for attending the call today.  Welcome to COPsync's 2016 Q2 Financial Results Conference Call.  With me today is the Company's Chief Financial Officer, Mr.  Barry Wilson.

Before beginning, listeners are reminded that Management's prepared marks during the call may contain forward-looking statements that are subject to risks and uncertainties.  Management may make additional forward-looking statements in response to your questions today.  Therefore, the Company claims protection under the Safe Harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.  Actual results may differ from results discussed today, and therefore, we refer you to a more detailed discussion of these risks and uncertainties in the Company's filings with the SEC.

In addition, any projections or future looking statements as to the Company's performance represented by Management include estimates today as of August 15, 2016 and the Company assumes no obligation to update these projections or estimates or forward-looking statements in the future as market conditions change.  This webcast will be available at www.copsync.com on Investor Relations page.

Today, we will review our 2015 Q2 financial results and cover a number of points to let you know where our business is headed, our current performance, our strategic initiatives and our roadmap for growing our business to achieve positive cash flow and eventual profitability.

For those of you who may be new to Company COPsync is a developer or the software provider of the nation's only system connecting law enforcement officers and agencies nationwide and COPsync911 to our alert service that connects schools, government buildings hospitals and other potentially at risk facilities directly to the local patrol units and dispatch.  The Company also offers an in vehicle video system for law enforcement.

We have established a significant footprint in Texas for the COPsync Network COPsync911 platforms and we have begun a methodical nationwide expansion plan to grow our business on a state by state basis.

Looking back on the second quarter we continue to make significant investments in the Company's cloud based technology infrastructure as well as in sales and business development activities that we believe will lead to sustainable growth in our business for years to come.  The technology investments are intended to yield a scalable and (inaudible) technology infrastructure to enable the companies to seamlessly provide its services to the approximate $1.1 million US law enforcement officers and the hundreds of thousands of schools, courthouse and government buildings, energy infrastructure and other potentially at risk facilities here in the US.

We have stepped up our sales and business development activities to increase the Company's presence throughout the United States.  As we implement our strategic plan we have begun to see positive results with licensing subscription sales bookings for the first six months of 2016 totaling $914,000 an increase of 30% compared to $705,000 for the same period in 2015.  Total sales bookings for the first six months of the year were $2.5 million, an increase at 34% compared to $1.9 million for the same period in 2015.  More over the Company now has a customer presence in 13 states compared to just three in the same period in 2015.

While we continue to build our SaaS business model into new states we expect to see a progressive shift in our revenue toward higher margin recurring licenses and subscription revenue as opposed to revenue from hardware sales.  While third party hardware will always being an important aspect of our business we see it more as means to support our core COPsync Network and COPsync911 services.

Before reviewing the Q2 numbers in greater detail, I would like to highlight some of the important events that took place in the second quarter.  First in April of 2016 the Company entered into an agreement with LIFEWatch USA, one of the nation's leading providers of personal medical emergency alerting systems.  We all have seen those TV commercials where you have the folks that have “I've fallen down and I can't get up”.  This is what I refer to when I refer to personal emergency medical emergency alerting systems.  The current focus of this collaboration with LIFEWatch is for COPsync to sell the LIFEWatch handheld medical emergency alerting device in markets other than the medical market.  Markets being targeted by COPsync includes students, real estate workers, food deliveries, amusement park workers and others who may need to send in emergency alert for assistance.

The second important event that took place in the second quarter is that the Company continued to build its footprint in Texas and also made its first COPsync Network sale in Oklahoma and its first sale COPsync911 in Florida.  As previously mentioned we now have customers in 13 states and our customer base consists of a primarily 740 COPsync Network customers and approximately 1100 COPsync911 facilities under contract.  It is also very important to know that in Texas where we have our largest footprint we recently announced that the Sheriff's office in Bexar County where the city of San Antonio is located has agreed to conduct an evaluation of the COPsync Network.  We hope and expect that this evaluation will be favorable.

The Company believes that signing one or more major Texas law enforcement agencies such as the Bexar County Sheriff's Office which is comprised of approximately 1,000 sworn officers.  We believe that signing one or more of these major Texas Law Enforcement Agencies to the COPsync Network will create a "Tipping Point" effect here in the state.  This then is expected to create momentum to establish the COPsync Network software as a mission critical part of Texas law enforcement and ultimately bring the bulk of the estimated 100,000 Texas law enforcement officers comprising approximately 8% of all the law enforcement officers in the United States on to the COPsync Network.

Third, we added eight new sales professionals to our Team in the quarter to service states in the id-South, Eastern states and Central United States.  We are confident that our sales investments will lead to accelerated revenue growth later this year and into 2017 as we become further entrenched in these markets.  We continue to believe that by working through a combination of direct sales and key distributors we can maximize the overall effectiveness of our sales and business development strategies.

As we move to 2016, we're working diligently to position the Company for long term success.  We continue to believe we're at the right place at the right time with the right products and services to reach our goal of establishing COPsync Network and COPsync911 as the nationwide platform to enhance facility safety and real time law enforcement information inner operability and communication.

I will now turn to a discussion of our financial results in greater detail and then discuss some of the key drivers we receive for growing the business throughout the remainder of 2016 and beyond.  Our revenues for Q2 2016 were $1.3 million, a 4% increase from revenues of $1.2 million recorded in Q2 2015.  The revenue increase was driven by a 13% year-over-year increase in software licenses subscription revenue which totaled approximately $842,000.  The increase in software licenses subscription revenues of 13% was partially offset by a slight decline in hardware installation and other revenue which totaled $449,000 in Q1—Q2 2016 compared to $499,000 of the same quarter last year.  As I previously mentioned we expect hardware sales to be a lesser percentage of our revenue mix in years to come as we build out our software as a services network.

In our core SaaS business gross profit for licensing and subscriptions in Q2 2016 rose to $487,000 compared to $426,000 in Q2 2015 with a gross profit percentage increasing by one percentage point to 58%.  Margins for hardware sales (phon) were negative in the quarter compared to their gross profit percentage of 27% in Q2 of 2015.  The decrease in gross profit performance of the hardware arena was due principally to slightly fewer hardware units installed during the period, a price discounting to accelerate the sale of the COPsync Network and increase internal costs between periods.  As a result consolidated gross profit in Q2 2016 totaled $171,000 compared to $558,000 in Q2 2015 and the consolidated gross profit percentage was 13% for Q2 2016 compared to 45% in Q2 2015.

Operating loss in Q2 2016 was negative $3 million compared to an operating loss of $941,000 in Q2 2015.  The increase in operating loss was attributable to an increase in sales, marketing and general administrative costs as well as increased R&D spending.  Total operating expenses were $3.2 million this quarter compared to $1.5 million probable quarter of 2015.  The increase in total operating expense was mainly a result of two factors.  First as a result of an increase in business development and sales expenses and other consulting fees and an increase in headcount costs for new employee hires and (inaudible) to consolidate to selling our products and services in new territories.

Second, an increase in G&A expenses for professional fees for financial advisory, legal investor relations and government relations payroll and travel expenses.  We believe that the majority of these expenses have reached a plateau in this quarter and will remain consistent to trending downward in the second half of 2016.  R&D expenses increased to $518,000 this quarter from $460,000 in the same period last year.  The Company expects R&D expenses to continue to increase in 2016 as additional resources are invested in feature and functionality enhancements designed to facilitate the sale of the Company's COPsync Network and COPsync911 service offerings across the US and initiatives to further enhance the Company's technology platform so that it will be capable of supporting millions of users.

We recorded a net loss of $3.1 million this quarter compared to a net loss of $1.1 million during the prior year period.  This increase in net loss was mainly attributable to the costs associated to support our growing business as previously mentioned.  We recorded a GAAP loss per share this quarter of $0.35 on (inaudible) $8 million weighted average shares outstanding compared to a net loss per share of $0.28 in the prior period quarter on $4 million weighted average shares outstanding.  From a balance sheet perspective as of June 30, 2016 the Company had $2.2 (phon) million in cash and cash equivalents compared to $8.3 million at year-end 2015.

In summary, we are focused on positioning COPsync for sustainable and profitable growth for many years to come.  We continue to look to strengthen our leading position in Texas in order to (inaudible) as a model for other states to follow.  We have established a large sales presence here in Texas and in other states throughout the US.  We will aggressively sell our network across the nation and have implemented a wide range of sales efforts and business development efforts including business collaborations and media outreach and endorsements to build market awareness.  We are both (inaudible) we’re beginning to see positive results from this effort.  During the quarter we've established initial sales in Florida and Oklahoma and have added new customers in Massachusetts, Virginia, Louisiana and in our home State of Texas.  We also look forward to working with the Bexar County sheriff's office as previously mentioned as they evaluate our service.  Our Sales Team is also looking at numerous opportunities with the potential to bring both a near and long term impact on our sales.

As we move closer to 2017 we plan to be successful in adding agencies to the COPsync Network and school and other facilities to the COPsync911 alert system platform in ever increasing numbers.  These agencies and facilities will be added through both consistent, methodical and deliberate sales efforts and the increase leverage resulting from the inevitable called "Network Effects."  The cumulative weight of all of these efforts is expected to create a "Tipping Point" dynamic.  First here in our home State of Texas and then in other states as the Company's sales presence in that state reaches a critical mass.  Hence we expect our sales bookings to accelerate over time through the efforts of a larger more experienced sales force and through the effects of this ”Tipping Point” dynamics.  These customers over time are expected to create an ever increasing stream of recurring cash and recurring revenues.  We anticipate supporting these customers with a relatively flat overall expense structure, it's ever increasing stream of recurring cash, plus cash from accelerating new sales bookings all supported by a relatively flat overall expense structure is expected to result in the Company becoming cash flow positive from operations sometime in 2017.

Further, I now want to provide investors insight as to the Company's broader business development and sales expansion strategy for expanding into states other than Texas.  This strategy has two elements, first a direct sales effort by the Sales Team in the states targeted for (inaudible) this effort is by the "Boots on the Ground" so to speak who are meeting with prospective customers.  The Sales Team typically targets schools and other potentially at risk facilities as early adopters in the expansion states for the companies COPsync911 threat alert system.  The reason for focusing on schools in new states in which we seek expansion is twofold.

One, everyone is concerned about keeping children, teachers, school administrators safe, and two meetings with prospective customers to discuss school safety can readily be obtained.  Now once the school agrees to subscribe to use the COPsync911 threat alert system our Sales Reps often enlist the aid of the school to contact the local law enforcement representatives who will be the first responder to these COPsync911 threat alerts.  This then opens the door for our Sales Reps to have a direct dialogue with the local law enforcement agency.  Once the local law enforcement agency agrees to be the responder for the school the agency then becomes an evangelist, an advocate for the COPsync Network among its peers in these areas.

The second element of the Company's expansion strategy into new states is identifying those persons in that state who have the power to influence a school district or law enforcement agency to make a buying decision.  These persons typically might be politicians, senior government policy makers or senior agency officials.  A successful example of implementation of this strategy was when in 2014 the Governor of New Hampshire determined that the state would be certain of its Department of Homeland Security grant allocations to pay for COPsync911 for every public school in New Hampshire.  To identify and connect with these influencers in states where the Company seeks to aggressively expand its business.  The Company is looking for the "right" lobbying firms, governmental relations firms or other consultants to (inaudible) these decisions influencers at that executive level.

Of course a similar concept of office with respect to the Company's business development efforts have been (inaudible) level as well.  The Company had incurred material expenditures thus far on in 2016 in regard to hiring the "right" lobby firms, government relation firms and other consultants and Company continually (inaudible) so to speak and cuts the non-performing to the Company's expectations and hires others.

In closing before opening the call to questions I want to emphasize that we have a talented and dedicated Team of professionals at COPsync and we are committed to building our Company into a growing high margin sustained revenue generating Company for the benefit of our stockholders.  As always we thank our stockholders for their continued support and we look forward to reporting our progress in the Company quarters.  That concludes our prepared remarks.

At this time I would like to ask the Operator to please open a call for questions.  Note that we will limit callers to one initial question and one follow-up.

Operator:

Ladies and gentlemen if you'd like to ask a question at this time please press star, one on your telephone keypad.  If you're on a speakerphone please make sure that your mute function is turned off to allow your signal to reach our equipment.  Once again for any questions at this time please press, star one now.

We do have a question from Brian Kinstlinger from Maxim Group.

Josh Sidon:

This is actually Josh Sidon (phon) (inaudible) for Brian.  Thanks for taking the question.  Initially can you give us a bit of an update on the Bexar County evaluation in terms of how long we might expect for that evaluation to play out and then if we would ultimately expect there to be sort of a stepwise or more incremental uptick in users following perhaps a favorable outcome.  Thanks.

Ronald Woessner:

Yes.  Well let me talk to you about the process, Jason.  We’re currently on the process of planning the implementation of the evaluation.  Part of our plan includes working with the Bexar County Sheriff's Office to determine which of the law enforcement of their approximate 1,000 of the patrol officers are actually going to be using the system, that's point number one.  Point number two, we'll be identifying a manager whose day-to-day responsibility will be to ensure that this system goes flawlessly.  The timeframe for the evaluation will run somewhere between 60 to 90 days after a cut off—sorry after kickoff and then following that we would expect there to be some internal review by the agency of the results of the program and we would obviously our plan would be to obtain a favorable evaluation from the customer which we fully expect to occur though not making any promises for the securities guys (phon) listening and following that are very favorable evaluation sure will occur, we would then expect to sign a contract to customer for an agency wide deployment of the COPsync Network’s service throughout the agency.

And then following that of course we would then—this would then give us the leverage to begin talking with all the schools in the Sheriff’s there in the county about deploying or installing a COPsync911 because now we then have the vision that sheriff's deputies in the county would then be the first responder for COPsync911.

Josh Sidon:

That's helpful.  And then kind of on a similar note subsequent to the quarter's end there was also a press release regarding evaluation of the 911 service by Harris County which is in Houston.  So can you give us sort of a similar update in terms of how we might see that evaluation kind of progress and then the overall opportunity set in terms of the number of schools and the topline contribution possible from that opportunity?  Thank you.

Ronald Woessner:

Yes we will be using the same roll out strategy with respect to the deployment there in the county and the timeframe I would expect it to be of a similar timeframe and then again our expectation is that evaluation will result in a favorable result.  Now, I want to put this in perspective for the listeners and our shareholders.  We have said that one of our goals as a Company is to tip the state of Texas.  And we have said that tipping the State of Texas will—we believe will occur in one of two ways.  It will either occur because through our methodical and driven sales efforts we will reach, organically reach a number, that number of users in the state where then we have such a wide and deep penetration throughout the state that the state begins to tip.  That's one alternative.

The other alternative we believe that will result in tripping the State of Texas is for the Company to sign as a customer one or more of the larger law enforcement agencies in the State of Texas and the law enforcement agencies in the State of Texas include City of Houston PD, City of San Antonio PD, City of Dallas PD, and Bexar County sheriff's office which of course is where the City of San Antonio is located.

So our objective, our tactical objective as a Company is to sign one or more of these large law enforcement agencies.  One or more of these large law enforcement agencies before they sign they will typically want to conduct an evaluation of some kind and so therefore from our perspective we see decisions by the Bexar County Sheriff's Office as an important mile marker along the road from us moving to where we are today to reaching the tipping point here in the State of Texas and with respect to the other large law enforcement agencies in the state we hope and expect to pass, or obtain similar model orders with respect to some of them as well and the listeners and our shareholders then can engage our follow progress as we begin to achieve these marker milestones along the path of tipping the State of Texas.  Does that make sense or do I need to expand on that further?

Josh Sidon:

That's helpful.  Thank you.

Operator:

Once again ladies and gentlemen if you'd like to ask a question please press star, one now.  We'll take a question from Jason Bair, Private Investor.

Jason Bair:

Hi, Ron.  Good afternoon.  I just wanted to ask one question, it's in regards to past cities that we've seen or we've heard about sort of PR's, social media such as the City of Boston with branding COPsync we remember the City Council meeting and earlier this year with the meeting with the City of Paterson and every everybody with a New Jersey in the Trust to Protect.  Well shareholders, can we expect any type of—I don't know like progress report or not quite sure if a pilot went out on any of those areas but it just kind of seems like sometimes it's quiet like something will occur with the PR or with social media and then it's just we don't hear about it for a while.  Those are pretty big areas away from Texas.  Is that something that you can elaborate anything on or investors could possibly know of any progress report?

Ronald Woessner:

I'd be happy to elaborate on that.  The reason why you haven't seen any progress report with respect to those particular opportunities that you mentioned is because we don't have any material progress to announce.  Now you say, what do I mean by material progress, for us material—the next material progress milestone would be securing a customer in the State of New Jersey for example that you mentioned.  I will say that we have been working very diligently in the State of New Jersey.  We have developed and provided to the customer number of customers—a handful of customers proposals in the state and we are now seeking to translate their initial interest or convert their initial interest and enthusiasm into an actual customer.  As has been noted from time-to-time this particular space is selling into the government can be very slow, the sales process can be very long, there can be objections from—meaning sales (inaudible) objections or questions or comments or issues from a number of different people within the organization hence these sales are typically considered to be "Complex Sale" in the sales vernacular and each of these then proceeds—opportunities proceeds at a unique pace.

Now having said that we know also that the early adopter, the (inaudible) innovator in each state it takes time to find the first person in the new state.  However once you find the first person to sign on then that then begets additional success and that one turns into two and that two turns into four, four turns into 16.  Hence that's where we’re with respect to the opportunity in New Jersey and we're going need to work that and our hope and expectation is that we will find the first user there in the state in due course and then with that success then we'll continue to build our presence in that state.

Jason Bair:

Thank you.

Operator:
At this time I show no further questions in the queue.  I would like to turn the conference back over to Management for any additional or closing remarks.

Ronald Woessner:

In closing we thank you for your interest and your support of the Company.  We are continued—we are focused and committed to building our Company into a growing higher margin revenue generating business for the benefit of the stockholders.  I thank you for your time and your attention and good afternoon.

Operator:

That does conclude our conference for today.  Thank you for your participation.

Annex D

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the quarterly period ended June 30, 2016

OR

 ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 Commission File No.: 001-37613

COPSYNC, INC.
(Exact name of registrant as specified in its charter)

Delaware	98-0513637
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

16415 Addison Road, Suite 300
Addison, Texas 75001
(Address of principal executive offices)

(972) 865-6192
(Registrant’s telephone number, including area code)

Indicate by check whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§323.405 of this chapter) during the preceding 12 months (or shorter period that the registrant was required to submit and post such files).  ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐

Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☒

Indicate by check whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐Yes ☒ No

The number of shares outstanding of each of the issuer's classes of common stock, as of August 9, 2016, was 8,888,975 shares of Common Stock, $0.0001 par value.

COPSYNC, INC.
FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2016

PART I - FINANCIAL INFORMATION

Item 1.  Financial Statements (unaudited)

COPSYNC, INC.
Condensed Balance Sheets

	June 30,	December 31,
	2016	2015
	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents	$2,220,950	$8,295,310
Accounts receivable, net	386,827	426,265
Inventories	581,979	484,695
Prepaid expenses and other current assets	686,580	543,949
Total Current Assets	3,876,336	9,750,219

PROPERTY AND EQUIPMENT, net	383,159	124,188

CAPITALIZED SOFTWARE, net	224,804	-

INVESTMENT	50,000	-

TOTAL ASSETS	$4,534,299	$9,874,407

LIABILITIES
Current Liabilities
Accounts payable and accrued expenses	$1,487,191	$2,486,529
Deferred revenues	1,855,462	2,028,120
Obligation under capital lease, current portion	43,825	9,010
Three Year, 50% notes payable	40,500	40,500
Notes payable, current portion	307,893	126,260
Total Current Liabilities	3,734,871	4,690,419

LONG-TERM LIABILITIES

Deferred revenues	1,241,542	1,091,838
Obligation under capital lease	140,431	19,118
Convertible notes payable	30,000	30,000
Three Year, 50% notes payable, net of $7,668 discount, non-current portion	32,832	66,000
Notes payable, non-current portion	45,444	219,963

Total Liabilities	5,225,120	6,117,338

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS' EQUITY (DEFICIT)
Series A Preferred stock, par value $0.0001 per share, 1,000,000 shares authorized; 100,000 shares issued and outstanding, respectively	10	10
Common stock, par value $0.0001 per share, 50,000,000 shares authorized; 8,888,975 and 8,362,903 issued and outstanding, respectively	886	837
Common stock to be issued, 159,170 and 260,206 shares, respectively	204,806	700,121
Additional paid-in-capital	34,404,671	33,043,232
Accumulated deficit	(35,301,194)	(29,987,131)

Total Stockholders' Equity (Deficit)	(690,821)	3,757,069

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$4,534,299	$9,874,407

The accompanying notes are an integral part of these financial statements.

COPSYNC, INC.
Condensed Statements of Operations
(Unaudited)

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
REVENUES

Hardware, installation and other revenues	$448,836	$499,278	$890,038	$1,001,935
Software license/subscription revenues	841,834	747,313	1,682,728	1,415,542

Total Revenues	1,290,670	1,246,591	2,572,766	2,417,477

COST OF REVENUES

Hardware and other costs	764,844	366,703	1,341,315	820,045
Software license/subscriptions	354,393	321,494	721,062	625,186

Total Cost of Revenues	1,119,237	688,197	2,062,377	1,445,231

GROSS PROFIT	171,433	558,394	510,389	972,246

OPERATING EXPENSES

Research and development	517,754	459,547	902,860	945,167
Sales and marketing	1,511,004	450,822	2,769,408	815,189
General and administrative	1,190,715	589,214	2,104,975	1,004,418

Total Operating Expenses	3,219,473	1,499,583	5,777,243	2,764,774

LOSS FROM OPERATIONS	(3,048,040)	(941,189)	(5,266,854)	(1,792,528)

Interest Expense	(35,930)	(170,177)	(47,209)	(238,910)

NET LOSS BEFORE INCOME TAXES	(3,083,970)	(1,111,366)	(5,314,063)	(2,031,438)

INCOME TAXES	-	-	-	-

NET LOSS	$(3,083,970)	$(1,111,366)	$(5,314,063)	$(2,031,438)

Series B preferred stock dividend	-	(2,553)	-	(17,943)
Accretion of beneficial conversion feature on preferred shares dividends issued in kind	-	(23,625)	-	(34,125)

NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS	$(3,083,970)	$(1,137,544)	$(5,314,063)	$(2,083,506)

LOSS PER COMMON SHARE - BASIC & DILUTED	$(0.35)	$(0.28)	$(0.61)	$(0.51)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - BASIC & DILUTED	8,795,815	4,055,284	8,677,420	4,049,121

The accompanying notes are an integral part of these financial statements.

COPSYNC, INC.
Condensed Statements of Cash Flows
(Unaudited)

	For the Six Months Ended
	June 30,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$(5,314,063)	$(2,031,438)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	42,160	26,907
Employee stock compensation	82,495	95,832
Stock issued for services	268,172	-
Capital contributed/co-founders' forfeiture of contractual compensation	25,000	39,500
Discount on three-year, 50% notes payable	7,332	33,756
Interest expense on beneficial conversion feature of convertible promissory notes	-	96,558
Amortization of endorser agreements	640,602	-
Valuation of warrants for services rendered	57,921	23,551
Bad debt expense	54,592
Loss on asset disposals	2,396	1,780
Change in operating assets and liabilities:
Accounts receivable	(15,154)	1,024
Inventories	(97,284)	(59,616)
Prepaid expenses and other current assets	(316,262)	30,191
Deferred loan costs	-	50,000
Deferred revenues	(22,954)	(466,662)
Accounts payable and accrued expenses	(1,002,054)	843,326
Net cash used in operating activities	(5,587,101)	(1,315,291)

CASH FLOWS FROM INVESTING ACTIVITIES

Investment	(50,000)	-
Capitalized software costs	(224,805)	-
Proceeds from asset disposals	19,950	4,000
Purchases of property and equipment	(120,439)	(8,404)
Net cash used in investing activities	(375,294)	(4,404)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from notes payable	-	389,834
Proceeds from issuance of common stock for cash	-	617
Proceeds from common stock to be issued, net	-	3,960
Proceeds from the issuance of stock for warrant exercised	-	107,600
Proceeds received on convertible notes	-	514,315
Payments on notes payable	(63,273)	(122,756)
Payments on three-year, 50% notes payable	(40,500)	(15,000)
Payments on capitalized lease obligations	(8,192)	(3,730)

Net cash provided by (used in) financing activities	(111,965)	874,840

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(6,074,360)	(444,855)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	8,295,310	587,459

CASH AND CASH EQUIVALENTS, END OF YEAR	$2,220,950	$142,604

The accompanying notes are an integral part of these financial statements.

COPSYNC, INC.
Condensed Statements of Cash Flows (Continued)
(Unaudited)

	For the Six Months Ended
	June 30,
	2016	2015
SUPPLEMENTAL DISCLOSURES:

Cash paid for interest	$49,223	$37,989
Cash paid for income tax	$26,509	$8,298

NON-CASH INVESTING AND FINANCING ACTIVITIES:

Issuance of common stock for prior year warrant exercises	$-	$32,000
Issuance of common stock for prior year stock subscriptions	$211,257	$20,000
Insurance proceeds applied to outstanding bank loan	$-	$11,254
Series B Preferred stock dividends	$-	$17,943
Accretion of beneficial conversion feature on preferred shares dividends issued in kind	$-	$34,125
Conversion of convertible notes into 325,000 and 200,000 shares of common stock, respectively	$-	$65,000
Financing of prepaid insurance policy	-	43,045

The accompanying notes are an integral part of these financial statements.

COPsync, Inc.
Notes To Condensed Financial Statements
(Unaudited)

NOTE 1 – BASIS OF FINANCIAL STATEMENT PRESENTATION

These interim condensed financial statements of COPsync, Inc. (the "Company") are unaudited, but reflect, in the opinion of management, all normal recurring adjustments necessary to present fairly the financial position of the Company as of June 30, 2016, and its results of operations and cash flows for the three and six months ended June 30, 2016.  Certain information and footnote disclosures normally included in the audited financial statements have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Because all the disclosures required by accounting principles generally accepted in the United States are not included, these interim condensed financial statements should be read in conjunction with the audited financial statements and notes thereto in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2015. The results for the three and six months ended June 30, 2016 are not necessarily indicative of the results to be expected for the entire fiscal year ending December 31, 2016, or any other period. The year-end condensed balance sheet data as of December 31, 2015, was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States.

NOTE 2 – NATURE OF ORGANIZATION AND LIQUIDITY AND MANAGEMENT PLANS

The Company sells the COPsync Network service, which is a real-time, in-car information sharing, communication and data interoperability network for law enforcement agencies.  The COPsync Network service enables patrol officers to collect, report and share critical data in real-time at the point of incident and obtain instant access to various local, state and federal law enforcement databases.  The COPsync Network service also eliminates manual processes and increases officer productivity by enabling officers to electronically write tickets, process DUI and other arrests and document accidents and other incidents.  The Company has designed the COPsync Network to be “vendor neutral,” meaning it can be used with products and services offered by other law enforcement technology vendors.  Additionally, the COPsync Network system architecture is designed to scale nationwide.

In addition to the Company’s core COPsync Network service, the Company offers three complementary service/product offerings.  These offerings are: COPsync911, an emergency threat notification service; VidTac, an in-vehicle software-driven video camera system for law enforcement and fire departments; and COURTsync, a court security and efficiency application, which includes WARRANTsync, a statewide misdemeanor warrant clearing database.

The Company offers the COPsync911 threat alert, first introduced in the second quarter of 2013, for use in schools, hospitals, day care facilities, governmental office buildings and other facilities with a high level of concern about safety and security.  When used in schools, for example, the COPsync911 service enables school personnel to instantly and silently send emergency alerts directly to the five closest law enforcement officers in their patrol vehicles, and to the local 911 dispatch center, with the mere click of a screen icon located on every Windows-based computer or any handheld device within the facility.  A text alert is also sent to the cell phones of all law enforcement officers in the area and to all teachers, administrators, and other staff at the school, alerting them of potential danger.

VidTac is a software-driven video system for law enforcement.  Traditional in-vehicle video systems are “hardware centric” DVR-based systems. The video capture, compression and encryption of the video stream is performed by the DVR. A software-driven video system like VidTac is less expensive than a DVR-based system and eliminates the need for an agency to purchase a second DVR computer that needs to be replaced every three to four years as new patrol vehicles are placed into service.

COPsync, Inc.
Notes To Condensed Financial Statements
(Unaudited)

The COURTsync system is designed to enable judges and court personnel to instantly send emergency alerts directly to the closest law enforcement officers in their patrol vehicles and to the local 911dispatch center, from any computer within the facility. Court personnel are also able to query federal law enforcement databases and databases pertaining to officer safety and dangerous persons. Additionally, COURTsync utilizes our WARRANTsync system to give patrol officers utilizing our COPsync Network access to Class C warrant information from the court, enabling them to collect warrant fees for the court.

The WARRANTsync system, which is a feature set of the COURTsync system is designed to be a Texas statewide misdemeanor warrant-clearing database. It enables law enforcement officers in the field to receive notice of outstanding warrants in real-time at the point of a traffic stop.  The WARRANTsync system enables the offender to pay the outstanding warrant fees and costs using a credit card.  Following payment, the offender is given a receipt and the transaction is complete.  This product could be viewed as an enhancement feature to the core COPsync Network service since all COPsync Network users receive the outstanding warrant notice.

In addition to Texas, the Company sells its products in twelve other states.

At June 30, 2016, the Company had cash and cash equivalents of $2,220,950, working capital of $141,465 and an accumulated deficit of $35,301,194.  The following factors are helping the Company manage its liquidity:

(1)  The Company recorded approximately $1,408,000 and $2,548,000 in sales bookings during the three-month and six-month periods ended June 30, 2016, compared to approximately $1,452,000 and $1,903,000 during the comparable periods in 2015.  Of the total sales bookings for the first six months ended June 30, 2016, approximately $1,358,000 remains unpaid.

(2)  On July 1, 2016, the Company filed with the Securities and Exchange Commission a Form S-3 Registration Statement which registered the offer and sale of up to $25 million of securities which may be issued by the Company from time to time in indeterminate amounts and at indeterminate times.

(3) The Company will consider on a case-by-case basis additional credit facilities or equity or debt financings to leverage its recurring revenue streams and support additional growth.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

Basis of Presentation

The accompanying condensed financial statements include the accounts of the Company, are prepared in accordance with accounting principles generally accepted in the United States and are prepared on the accrual method of accounting.

There have been no significant changes to the summary of significant accounting policies disclosed in Note 2 to the financial statements as of December 31, 2015 included in the Form 10-K filed on March 30, 2016.

COPsync, Inc.
Notes To Condensed Financial Statements
(Unaudited)

Capitalized Software

The Company began capitalizing its software development costs during the second quarter of 2016. See Note 10 – Capitalized Software for further information.

NOTE 4 – RECENT ACCOUNTING STANDARDS AND PRONOUNCEMENTS

The Company has implemented all new accounting pronouncements that are in effect and that may impact our audited financial statements.

Revenue Recognition

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09), which supersedes most current revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgement and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP.

The standard is effective for us beginning in 2018, and requires using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). We are currently evaluating the impact of our pending adoption of ASU 2014-09 on our financial statements and have not yet determined the method by which we will adopt the standard in 2018.

Going Concern

On August 27, 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements - Going Concern (subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which is intended to define management’s responsibility to evaluate whether there is substantial doubt about the Company’s ability to continue as a going concern and to provide related footnote disclosures. This standard will be effective for the Company for the year ending on December 31, 2016. Early application is permitted. The Company is currently evaluating the impact of ASU No. 2014-15.

Recently Issued Accounting Pronouncement

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02 Leases (Topic). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. For public companies, the ASU is effective for annual and interim periods beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the effects that the adoption of ASU 2016-02 will have on the financial position, results of operations or cash flows.

In April 2015, the FASB issued ASU No. 2015-03, Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”).  The amendments in ASU 2015-03 require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in ASU 2015-03. ASU 2015-03 is effective for us on January 1, 2016.  The Company does not believe this new pronouncement has any application to its financial statements at this time.

COPsync, Inc.
Notes To Condensed Financial Statements
(Unaudited)

NOTE 5 – CASH AND CASH EQUIVALENTS

The Company's cash and cash equivalents, at June 30, 2016 and December 31, 2015, respectively, consisted of the following:

Category	June 30, 2016	December 31, 2015
	(Unaudited)
Unrestricted	$1,971,454	$8,295,310
Restricted	249,496	-

Total Cash and cash equivalents	$2,220,950	$8,295,310

During the second quarter of 2016, the Company was requested to pay-off the balance of a lease agreement involving an equipment financing company owned by one of the Company’s outside directors (See Notes 12 and 21).  The total balance of the agreement was $241,238, inclusive of principal totaling $219,262, $21,976 for interest on future lease payments called for under the agreement and miscellaneous processing fees. To facilitate this request, the Company secured a bank loan to fund the pay-off.  The new loan is a one-year interest only note that requires a restricted balance for principal plus interest of $249,496.

NOTE 6 – ACCOUNTS RECEIVABLE

The Company's accounts receivable, net, at June 30, 2016 and December 31, 2015, respectively, consisted of the following:

Category	June 30, 2016	December 31, 2015
	(Unaudited)
Trade receivables	$1,474,483	$1,360,929
Other receivables	33,691	26,360
Elimination of unpaid deferred revenue	(1,033,347)	(861,024)
Allowance for doubtful accounts	(88,000)	(100,000)

Accounts Receivable, net	$386,827	$426,265

Accounts receivable is derived principally by revenue earned from end-users, which are local and state governmental agencies.  The Company performs periodic credit evaluations of its customers, and does not require collateral.

Our trade receivables increased by approximately $113,000 principally due to one reseller’s increased sales volume. At June 30, 2016, the Company considers it has a concentration of credit risk involving a single customer who owes the Company an account balance equivalent to 43% of the Company’s Accounts Receivable, net. The Company is discussing various payment plans with the customer and believes this matter will be successfully resolved by the end of 2016.

The Company’s other receivables generally consist of miscellaneous receivable activities.

The elimination of the unpaid deferred revenue represents those invoices issued for products and/or services not yet paid by the customer or services completed by the Company.  The elimination is made to prevent the “gross-up” effect on the Company’s balance sheet between accounts receivable and deferred revenues.

The Company’s allowance for doubtful accounts is based upon a review of outstanding receivables.  Delinquent receivables are written-off based on individual credit evaluations and specific circumstances of the customer.

COPsync, Inc.
Notes To Condensed Financial Statements
(Unaudited)

At June 30, 2016, the $88,000 allowance consisted of a $78,000 specific reserve following a customer specific review of total receivables, and a $10,000 general, or non-specific, allowance, compared to a $90,000 specific and $10,000 general allowances at December 31, 2015.  The decrease in the specific allowance relates to certain accounts where their previous outstanding receivable balances were written-off to the allowance for doubtful accounts in the second quarter of 2016. As of December 31, 2015, the Company established a $10,000 general allowance, which is directed towards receivables that are over sixty days of age and may be at risk of collection.

NOTE 7 – INVENTORY

The Company's inventory, at June 30, 2016 and December 31, 2015, respectively, consisted of the following:

Category	June 30, 2016	December 31, 2015
	(Unaudited)
Finished goods	$601,979	$504,695
Obsolescence Allowance	(20,000)	(20,000)

Total Inventory, net	$581,979	$484,695

The approximate $97,000 increase in inventory in the first six months of 2016 is due to an increase in on-hand general equipment and supplies, partially offset by a reduction in the Company’s VidTac finished goods inventory.

Total inventory at June 30, 2016 and December 31, 2015 included hardware consisting of computer laptops, printers and ancillary parts, such as electronic components, connectors, adapters and cables, as well as the Company’s proprietary VidTac product and its related components.  The Company attempts to procure hardware as a result of receiving a customer order.  Accordingly, the hardware is procured, delivered to the Company, prepared for installation and then transported by the Company to the customer site for installation.  Beginning in 2016, the Company has begun to procure certain inventory items on a stock basis so the Company can quickly install the equipment for a new contract.  Additionally, the various components of hardware are all considered finished goods because the individual items may be, and are, sold in a package, or on an individual basis, normally at the same pricing structure.

With respect to the Company’s VidTac product, a manufacturing agreement was executed in 2012 with a single contract manufacturer and calls for the Company to periodically place a demand purchase order for a fixed number of finished units to be manufactured and delivered as finished goods.  The Company’s purchase orders placed with the contract manufacturer are non-cancellable; however, there are some relief provisions: (1) the Company may change the original requested delivery dates if the Company gives sufficient advance notice to the contract manufacturer; and (2) should the Company elect to cancel a purchase order in total or in part, it would be financially responsible for any materials that could not be returned by the contract manufacturer to its source suppliers.

When the VidTac product is recorded into finished goods, it consists of a kit consisting of four basic components.  It is inventoried as a single unit of inventory.  If a single component fails or needs to be replaced, the Company will replace with a new unit and inventory the components, which would still be considered finished goods.  Should a component need to be repaired, it is returned to the contracted manufacturer for analysis and repair. The repaired component is then shipped to the Company and inventoried as a finished goods component.

COPsync, Inc.
Notes To Condensed Financial Statements
(Unaudited)

NOTE 8 – PREPAID EXPENSES AND OTHER ASSETS

The Company's prepaid expenses and other assets consisted of the following at June 30, 2016 and December 31, 2015, respectively:

Category	June 30, 2016	December 31, 2015
	(Unaudited)
Prepaid Insurance	$52,386	$69,456
Subscriptions	184,872	54,756
Vendor Prepayments	211,309	34,389
Deferred Valuation Expense Related To Endorser Agreements	148,500	353,802
Molds	57,967	-
Deferred Charges	31,546	31,546

Total Prepaid Expenses and Other Assets	$686,580	$543,949

Prepaid insurance pertains to various business insurance policies, the fees of which have been financed by a third-party service provider and are being paid over an eleven-month period.  This prepayment is amortized ratably over the twelve-month insurance coverage period.

Subscriptions principally pertain to prepaid software support and web-hosting services provided by third-party service providers.  The balance can fluctuate period-over-period based upon the timing between payment and amortization activities.  The prepayments are amortized into expense over the life of the specific service period.

Vendor prepayments principally consist of a personnel search firm and a consultant for advisory services.  These prepayments will be charged to operating expenses in fiscal year 2016 as the services are performed and as production of VidTac commences.

Deferred valuation expense relates to an endorsement agreement the Company entered into in January 2016 with an endorser who agreed to assist the Company with its brand recognition and sales efforts for COPsync products in pre-designated geographical areas. The agreement requires six quarterly payments of $250,000 and the grant of 100,000 shares of the Company’s common stock which was granted at signing and an additional 100,000 shares to be granted six months after signing.  The non-cash value of the endorsement agreement totaled $206,000 and was determined by using the stock price on the date of the agreement. This amount is being amortized to non-cash consulting expense over the service period or six months.

Deferred charges pertain to off-the-shelf computer aided dispatch systems (“CAD”), purchased from an outside software services company and yet to-be delivered to one contracted customer.  The Company expects to complete and deliver these services in fiscal year 2016, at which time these deferred charges will be matched against the applicable revenues.

COPsync, Inc.
Notes To Condensed Financial Statements
(Unaudited)

NOTE 9 – PROPERTY AND EQUIPMENT

The Company’s property and equipment at June 30, 2016 and December 31, 2015 was:

Classes of Depreciable Assets	June 30, 2016	December 31, 2015
	(Unaudited)
Fleet Vehicles	$337,718	$148,940
Fleet Vehicles - Capitalized Lease	35,098	35,098
Furniture and Fixtures	14,204	10,467
Computer Hardware	145,400	86,508
Computer Software	36,935	36,935
Property and Equipment	$569,355	$317,948

Accumulated Depreciation	$(186,196)	$(193,760)

Net Property and Equipment	$383,159	$124,188

The increase of approximately $251,000 relates to the acquisition of ten vehicles and computer equipment and office furniture.  Offsetting this increase was a loss of $2,396 resulting from the disposition of five vehicles. Depreciation expense for quarters ended June 30, 2016 and 2015 was $26,637 and $13,280, respectively, and for the six months ended June 30, 2016 and 2015, $42,160 and $26,907, respectively.

NOTE 10 – CAPITALIZED SOFTWARE

In the second quarter of 2016, the Company capitalized developmental software in accordance with ASC 730 – Research & Development and ASC 985 –Software.
Within that accounting guidance, companies may elect to capitalize certain portions of their R&D expenses relating to the development of new products or services.  R&D expenses are capitalized as follows: 1) All R&D costs incurred in developing a new product or service must be expensed as incurred until “technological feasibility” has been achieved; that is, until R&D efforts substantiate the new product or service can, in fact, be made; 2) Upon achieving “technological feasibility”, the Company capitalizes all incurred costs until the product is ready for production and or for sale; 3) Once the product/service is ready for production or for sale, then all future costs, (maintenance & support) are expensed as incurred; and 4) The capitalized costs are then amortized over the future beneficial life cycle of the product/service.
All costs incurred to establish the technological feasibility of a computer software product to be sold, leased, or otherwise marketed are research and development costs. Those costs are charged to expense when incurred as required by Subtopic 730-10.
The technological feasibility of a computer software product is established when the Company has completed all planning, designing, coding, and testing activities that are necessary to establish that the product can be produced to meet its design specifications including functions, features, and technical performance requirements.
Based upon the accounting guidance, the Company has concluded that at different points in time during the second quarter of 2016, three projects now meet the requirements for achieving “technological feasibility” per “ACS 985-25-2-a-1-3” and has elected to begin capitalizing the R&D expenses incurred for the time-period between that date of achieving “technological feasibility” and the anticipated date when the respective projects conclude with the product or service being ready for production or for sale.

COPsync, Inc.
Notes To Condensed Financial Statements
(Unaudited)

The incurred costs for each of these projects are derived from both in-house and outside work efforts.  The outside work efforts are represented by third-party programming service providers, one of which has been a long-time Company vendor.  For purposes of this procedure and for the second quarter of 2016, the Company has elected to capture and capitalize the applicable costs paid to third-party service providers.  The Company elected this treatment because it could not cost-effectively capture in-house costs during the second quarter of 2016. In the future, and if the Company is in a position to cost-effectively capture the related in-house expenses, the Company may capture these in-house costs as well.
Management believes a three-year period, representing the future beneficial life cycle of the product/service, is a reasonable period of time upon which to amortize the capitalized costs, commencing when the respective project arrives at a point where the product/service is ready for production/sale.
For the three-month and six-month periods ended June 30, 2016, the Company capitalized $224,804 in developmental software costs. Total estimated cost for the project is $1,186,000.
NOTE 11 – INVESTMENTS

The Company loaned $50,000 to GTX Corp pursuant to a convertible promissory note on February 8, 2016. Both principal and interest are due on February 8, 2017 and bears interest at 8% per annum.  The note has an optional conversion feature that converts the note into 5,000,000 shares of GTX Corp’s common stock at $0.01 per share at the Company’s option.  The Company’s intent is to hold the instrument until maturity.  The convertible note is accounted for under the cost method of accounting.

NOTE 12 – NOTES PAYABLE

The following table summarizes notes payable at June 30, 2016 and December 31, 2015, respectively, including the three-year, 50% notes payable:

	June 30,	December 31,
	2016	2015
	(Unaudited)
Loan Type
Bank	$491,743	$310,894
Insurance	45,851	63,457
Short-term notes	73,331	106,500
Total notes payable	610,925	480,851
Less: Current portion	(392,218)	(175,770)
Long-term portion	$218,707	$305,081

During the six months ended June 30, 2016, the Company had increases in notes payable for financing of general liability insurance of $32,000 and car loans of $213,017 related to the purchase of eight vehicles.

During the six months ended June 30, 2016, the Company paid a bank loan for $219,264 with the proceeds from a new bank loan.  The new loan in the amount of $241,238 is a one-year interest only note and under applicable accounting standards requires a restricted balance for principal and interest.

During the first six months of 2016, the Company made total principal payments of $111,965.

COPsync, Inc.
Notes To Condensed Financial Statements
(Unaudited)

NOTE 13 - CONVERTIBLE NOTES PAYABLE

The Company’s total convertible notes payable at June 30, 2016 was $30,000.  The following table shows the components of convertible notes payable at June 30, 2016 and December 31, 2015, respectively:

	June 30,	December 31,
	2016	2015
	(Unaudited)
Total Convertible Notes Payable at beginning of period	$30,000	$398,786
Plus: additional notes payable	-	526,315
Less: note conversions	-	(895,101)

Convertible notes payable, net, long-term portion	$30,000	$30,000

The outstanding convertible note is convertible into shares of Company common stock at the option of the Payee at $11.00 per share. Unless earlier converted, the note is due on April 1, 2018.

NOTE 14 – PREFERRED STOCK

Preferred Stock Series A

The Company issued a total of 100,000 shares of its Series A Preferred Stock in April 2008 as partial consideration for its acquisition of a 100% ownership interest in PostInk Technology, LP (“PostInk”).  Each share of Series A Preferred Stock is convertible into one share of common stock, but has voting rights on a basis of 15 votes per share, after adjusting for the Company’s reverse stock split in October 2015.  These shares are held by the former general partner of PostInk, which is owned by the co-founders of the Company.

Upon the occurrence of certain events, each share of the Company’s Series A Preferred Stock shall automatically be converted into fully-paid non-assessable shares of common stock at the then effective conversion rate for such share.  The events that may trigger this automatic conversion event are as follows:  1) immediately prior to the closing of firm commitment initial public offering, or 2) upon the receipt of the Company of a written request for such conversion from the holders of at least a majority of the Series A Preferred stock then outstanding, or if later, the effective date for conversion specified in such requests.

Series B Preferred Stock

During 2009 and 2010, the Company completed a private placement of its Series B Convertible Preferred Stock and warrants to purchase its common stock in which the Company raised $1,500,000 in gross proceeds. As a result, the Company issued 375,000 shares of the Company’s Series B Preferred Stock and granted warrants to purchase an aggregate of 60,000 shares of its common stock.

For the quarters ended June 30, 2016 and 2015, gross dividends on the Series B Preferred Stock were $0 and $26,178, respectively. For the six months ended June 30, 2016 and 2015, gross dividends on the Series B Preferred Stock were $0 and $52,068.

Effective October 28, 2015, the Company entered into an agreement with the Series B stockholders (the “Conversion Agreement”) whereby they agreed to convert their shares of Series B Preferred Stock into shares of the Company’s common stock pursuant to the terms of the Series B Preferred Stock, exercise their warrants at an exercise price reduced from $10.00 per share to $6.25 per share in full for cash, terminate the Investors’ Rights Agreement and waive any rights they may have under such agreement.  In return, the Company agreed to amend their warrants to reduce the exercise price from $10.00 per share to $6.25 per share, issue the Series B stockholders an additional aggregate 60,000 shares of the Company’s common stock, pay aggregate accrued dividends of up to approximately $680,000 in cash within 30 days of the Company’s listing on The NASDAQ Capital Market and grant the Series B stockholders certain board and board observer rights.

COPsync, Inc.
Notes To Condensed Financial Statements
(Unaudited)

On November 13, 2015 we issued 225,000 shares of our common stock, in the aggregate, upon the conversion of the Series B Preferred Stock and the exercise of Series B Warrants held by ten persons. Additionally, we issued an additional 60,000 shares of our common stock, in the aggregate, to the same ten persons upon such conversion. 50,000 shares of common stock, attributable to the conversion of Series B Preferred Stock, remain to be issued as of the date of this report, pending receipt of certain Series B certificates.

NOTE 15 – COMMON STOCK

During the six months ended June 30, 2016, the Company issued 526,072 shares of common stock as described below:

(1) The Company issued 140,000 shares related to endorsement agreements (80,000 shares at $2.50 per share, 35,000 shares at $2.61 per share and 25,000 shares at $6.20), 25,000 shares to a previous holder of our Series B Preferred Stock, whose Series B certificate we received, and 53,215 shares for note conversion (5,000 shares at $8.50 per share and 48,215 shares at $3.50).  All shares were recorded in common stock to be issued at December 31, 2015.

(2) The Company issued 207,857 shares to consultants for services (42,857 shares at $2.09, 100,000 shares at $2.06 and 65,000 shares at $1.88).

(3) The Company issued 30,000 shares for advisory services. These shares are expected to be cancelled in the third quarter of 2016.

NOTE 16 – COMMON STOCK TO BE ISSUED

The following table provides a reconciliation of the transactions, number of shares and associated values for the common stock to be issued at June 30, 2016 and December 31, 2015, respectively.

	At June 30, 2016		At December 31, 2015
	(Unaudited)
Common stock to be issued per:	# of Shares	$ Value	# of Shares	$ Value

A stock deposit received for common stock	-	$3,000	-	$3,000
Series B conversion	50,000	6	75,000	9
Note conversion	9,170	32,000	45,206	238,997
Consulting and Endorsement agreements	100,000	169,800	140,000	458,115

Total number of shares and value	159,170	$204,806	260,206	$700,121

NOTE 17– BASIC AND FULLY DILUTED LOSS PER SHARE

The computations of basic loss per share of common stock are based upon the weighted average number of shares of common stock outstanding during the period covered by the financial statements.  Common stock equivalents that would arise from issuance of shares of common stock to be issued under subscriptions and other obligations of the Company, the exercise of stock options and warrants, conversion of convertible preferred stock and dividends on those shares of preferred stock or the conversion of convertible promissory notes were excluded from the loss per share attributable to common stockholders as their value is anti-dilutive.

COPsync, Inc.
Notes To Condensed Financial Statements
(Unaudited)

The Company's common stock equivalents, at June 30, 2016 and December 31, 2015, respectively, which are not included in the calculation of fully diluted loss per share because they are anti-dilutive, consisted of the following:

	June 30, 2016 (Unaudited)	December 31, 2015
Convertible promissory notes outstanding	2,728	2,728
Warrants outstanding	4,552,126	4,575,098
Stock options outstanding	292,100	242,100
Preferred stock outstanding	2,000	2,000
Common stock to be issued	59,170	260,206
Total Common Stock Equivalents	4,908,124	5,082,132

NOTE 18 – OUTSTANDING WARRANTS

A summary of the status of the Company’s outstanding warrants at June 30, 2016, is as follows:

	Outstanding			Exercisable
Exercise Prices	Weighted Average Number Outstanding at 6/30/16	Remaining Life (in yrs.)	Weighted Average Exercise Price	Number Exercisable at 6/30/16	Weighted Average Exercise Price
$1.75 - 3.13	4,011,134	4.30	$3.14	4,011,134	$3.15
$5.00	181,932	2.37	$5.00	45,932	$5.00
$6.50- 9.50	284,068	4.02	$7.55	284,068	$7.55
$10.00- 22.50	74,992	2.19	$12.73	74,992	$12.73

$1.75 - 22.50	4,552,126	4.17	$3.65	4,416,126	$3.61

NOTE 19 – EMPLOYEE OPTIONS

The Company provides a stock-based compensation plan, the 2009 Long Term Incentive Plan (the “Plan”) that was adopted by the Board of Directors on September 2, 2009 and approved by stockholders on July 27, 2009. Under the Plan, the Company can grant nonqualified options to employees, officers, outside directors and consultants of the Company or incentive stock options to employees of the Company. At June 30, 2016, there were 400,000 shares of common stock authorized for issuance under the Plan, which was increased at the Company’s annual meeting of stockholders on July 28, 2016. See Note 22 – Subsequent Events, for further information.  The outstanding options have a term of ten years and vest primarily over periods ranging from three to five years. As of June 30, 2016, options to purchase 292,100 shares of the Company’s common stock were outstanding under the plan, of which options to purchase 176,553 shares were exercisable.

Share-based compensation expense is based upon the estimated grant date fair value of the portion of share-based payment awards that are ultimately expected to vest during the period. The grant date fair value of stock-based awards to employees and directors is calculated using the Black-Scholes option pricing model. Forfeitures of share-based payment awards are reported when actual forfeiture occurs.

For the quarter ending June 30, 2016, the Company estimated the fair value of the stock options based on the following weighted average assumptions:

Risk-free interest rate	1.85%
Expected life	10 years
Expected volatility	120%
Dividend yield	0.0%

COPsync, Inc.
Notes To Condensed Financial Statements
(Unaudited)

For the six months ended June 30, 2016 and 2015, the Company recorded share-based compensation expense of $82,495 and $95,832, respectively.

For the six months ended June 30, 2016, the Company granted options to purchase 60,000 shares of its common stock with a weighted average exercise price of $1.68 per share to the Company’s five outside directors, who each receive options as part of their annual compensation for serving on the Company’s Board of Directors.  The total value of these 60,000 stock options in the aggregate, utilizing the Black Scholes valuation method, was $97,648.  The term of the stock options was ten years and vesting of the stock options was for a three-year period, with 33% vesting on the one-year anniversary of the grant date, and the remainder vesting ratably over the next eight quarters.

The summary activity for the three months ended June 30, 2016 under the Company’s 2009 Long Term Incentive Plan, as amended is as follows:

	June 30, 2016
	Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life
Outstanding at beginning of period	242,100	$4.99	$-
Granted	60,000	$1.68	$-
Exercised	–	$0.00	$-
Forfeited/ Cancelled	(10,000)	$5.00	$-

Outstanding at period end	292,100	$4.77	$-	6.92

Options vested and exercisable at period end	176,553	$5.52	$-	5.52

Weighted average grant-date fair value of options granted during the period		$1.63

The following table summarizes significant ranges of outstanding and exercisable options as of June 30, 2016:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$1.65 – $ 4.00	150,000	7.76	$2.56	50,000	$4.00
$4.50 – $ 21.00	142,100	6.00	$7.10	126,553	$6.13
	292,100			176,553

A summary of the status of the Company’s non-vested option shares as of June 30, 2016 is as follows:

Non-vested Shares	Shares	Weighted Average Grant-Date Fair Value
Non-vested at January 1, 2016	66.969	$6.34
Granted	60,000	$1.68
Forfeited	-	$-
Vested	(11,422)	$12.40
Non-vested	115,547	$3.30

The Company’s stockholders approved a repricing of the exercise price of certain of the Company’s outstanding options at the Company’s annual meeting of stockholder on July 28, 2016. See Note 22 – Subsequent Events, for further information.

COPsync, Inc.
Notes To Condensed Financial Statements
(Unaudited)

As of June 30, 2016, there was approximately $380,750 of total unrecognized compensation cost related to non-vested share-based compensation arrangements.  The Company expects to recognize the unrecognized compensation cost over a weighted average period of 2.5 years.

NOTE 20 – COMMITMENTS AND CONTINGENCIES

The following table summarizes the Company’s obligations to make future payments pursuant to certain contracts or arrangements as of June 30, 2016, as well as an estimate of the timing in which these obligations are expected to be satisfied:

	Payments Due by Period
Contractual Obligations	Total	2016	2017-2018	2019-2020	After 2020

Debt Obligations	$726,109	$340,424	$377,384	$8,301	$-
Capital Lease Obligations	185,022	23,427	96,667	64,928	-
Operating Lease Obligations	610,989	94,688	309,119	207,182	-
Total Obligations	$1,522,120	$458,539	$783,170	$280,411	$-

Compensation

See Item 11, “Employment Contracts, Termination of Employment and Change in Control,” contained in the Company’s Form 10-K/A for the year ended December 31, 2015 and filed on April 29, 2016, which discusses the employment agreements involving Mr. Russell Chaney and Mr. Shane Rapp, co-founders of the Company.  One element contained in those discussions involves the voluntary elections by Mr. Chaney and Mr. Rapp to forego certain specified salary increases until the Company be profitable or the Company secures sufficient funding to sustain operations.  The value of each person’s foregone salary for the six months ended June 30, 2016 and 2015 totaled $20,000 for Mr. Chaney and $5,000 for Mr. Rapp and was recorded as contributed capital in Additional Paid-in Capital on the Company’s Balance Sheet.

Litigation

The Company is not currently involved in any material legal proceedings.  From time-to-time the Company anticipates it will be involved in legal proceedings, claims, and litigation arising in the ordinary course of business and otherwise.  The ultimate costs to resolve any such matters could have a material adverse effect on the Company’s financial statements.  The Company could be forced to incur material expenses with respect to these legal proceedings, and in the event there is an outcome in any that is adverse to it, the Company’s financial position and prospects could be harmed.

NOTE 21 – RELATED PARTY TRANSACTIONS

On December 22, 2014, the Company executed a forty-eight-month capital lease agreement with a third-party service provider owned by one of the Company’s outside directors for the lease of two vehicles.  The agreement requires monthly payments of $873 totaling $35,098 over the life of the lease and has a minimal buy-out option at the end of the lease.  Accordingly, both a lease property asset and obligation in the amount of $35,098 was reported as of December 31, 2014, with lease payments beginning in January 2015. At June 30, 2016, the lease property asset and obligation values were $17,548 and $23,385, respectively.

In November 2013, the Company executed two short-term notes payable totaling $313,477 with an equipment financing company owned by one of the Company’s outside directors for the specific purpose of financing the purchase of certain third-party equipment to be sold to contracted customers.  Both notes were to mature in May 2014, bore interest at 16% annually, were payable upon maturity, and were collateralized by the third-party equipment being procured.  The maturity dates for both notes were formally extended until June 25, 2015.  On September 1, 2015, a new agreement was executed between the parties that restructured the arrangement into a rental agreement, consisting of: a total value of $322,305, inclusive of principal and interest; a term of 48 months, monthly payments of $5,465; a buy-out amount of $65,576; and a $60,000 cash payment upon signing. During the second quarter of 2016, the Company paid off this note through the execution of a $241,238 note payable to Provident Bank.

COPsync, Inc.
Notes To Condensed Financial Statements
(Unaudited)

In June 2016, the Company executed a four-year capitalized lease with a third party service provider (owned by one of the Company’s outside directors) for four vehicles.  The principal value of the lease is $164,320, plus interest at a rate of 9.74% per annum.  The monthly lease payments are $4,125. (See Note 12 – Notes Payable)

NOTE 22 – SUBSEQUENT EVENTS

During the third quarter of 2016, the Company began serving as a sales agent for Smart Beacon—a LifeWatch, Inc. technology—a wearable alert device which allows the user to contact emergency services in case of an emergency.
On July 28, 2016, the Company’s stockholders approved the following:
(1) A one-time repricing of all of the Company’s outstanding stock options granted prior to December 1, 2015 (a total of 237,900 shares of stock) that were outstanding on July 28, 2016 to the greater of (i) the closing price of one share of the Company’s common stock on the date of the annual meeting or (ii) $2.22. The Company expects to reprice the options during the third quarter of 2016.

(2) The following amendments to the Plan, which:
(a)  Increased the number of authorized shares available for issuance under the Plan to 1.8 million shares, an increase of 1.4 million shares;
(b)  Increased the number of shares that may be granted as stock options to any one individual to 900,000, an increase of 860,000 shares; and
(c) Increased the number of automatic stock option issued to outside Board members upon their initial election or appointment to the Board to 20,000 shares and annually thereafter to 10,000 shares, provided the Board member has served on the Board at least six months.

(3) The 2016 COPsync, Inc. Employee Stock Purchase Plan, which authorizes the sale of up to 942,000 shares of the Company’s common stock.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

This report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws, including:  any projections of earnings, revenues or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing.  Forward-looking statements can be identified by such words and phrases as “may,” “will,” “estimate,” “intend,” “continue,” “believe,” “expect,” “plan,” “current outlook,” “we look forward to,” “would equate to,” “projects,” “projections,” “projected to be,” “could be” or “anticipate” and other similar words and phrases.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed.  Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and to inherent risks and uncertainties, such as those disclosed below and in greater detail in our annual report on Form 10-K for the year ended December 31, 2015.  We do not intend, and undertake no obligation, to update any forward-looking statement, except as required by law.

Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following:

•	We have incurred losses since our founding and could fail to obtain profitability;

•	We may require additional financing, which may not be available on favorable terms or at all;

•	The demand for and market acceptance of our services and products is subject to a high level of uncertainty due to law enforcement agencies’ reliance on traditional means of communication;

•	We sell primarily to governmental entities, which can be highly competitive, expensive and time consuming;

•	The possibility of undetected errors in our services;

•	The possibility of a breach that disrupts our services; and

•	The possibility of claims that our services infringe upon the intellectual property of third parties.

Overview

COPsync, Inc. (“COPsync,” the “Company,” “we,” “us” or “our”) operates what we believe to be the only real-time, law enforcement mobile data information system in the United States.  We refer to this real-time, in-car information sharing, communication and data interoperability network as the “COPsync Network.” The COPsync Network, delivered via software as a service, is designed to solve the so-called “interoperability” problem that exists among the approximate 18,000 state and local law enforcement agencies today.  Put simply, these 18,000 state and local law enforcement agencies operate in information “silos’ and are not able to readily share real-time mission critical information or communicate crimes in progress from one agency to the next. The COPsync Network is designed to:

•
 Improve communication between and among law enforcement officers and agencies by allowing law enforcement officers to compile and share information, in real-time, via a common database accessible by all such officers on the COPsync Network, regardless of agency jurisdiction;

•
Allow officers to query, in real time, various local, state and federal law enforcement databases, including (i) the FBI Criminal Justice Information Service (CJIS) database, (ii) the law enforcement telecommunications system databases for the States of Texas, Mississippi and Massachusetts, (iii) the historical databases of our agency subscribers who have provided us with such access, (iv) certain Department of Homeland Security’s El Paso Intelligence Center (EPIC) information relating to persons crossing the United States – Mexico border, and (v) our COPsync Network database which is populated with non-adjudicated law enforcement information created by our law enforcement officer subscribers. As we continue to expand the scope of our operations to states other than noted above, we anticipate that we will be granted access to the law enforcement telecommunications databases in those states as well, subject to approvals from the applicable governing state and municipal agencies and the “siloed” law enforcement databases of law enforcement records management system (“RMS”) vendors;

•
Allow dispatchers and officers to send, in real-time, BOLO (be on the lookout) and other alerts of child kidnappings, robberies, car thefts, police pursuits, and other crimes in progress to all officers on the COPsync Network, regardless of agency jurisdiction;

•
Allow officers to write citations, offense and crash reports and the like and electronically transmit, in real-time or near real-time, the information in those reports to the COPsync database and local court and agency databases; and

•
 Inform officers of outstanding Texas Class C misdemeanor warrants, in real-time, at the point of a traffic stop and allow the officers to issue a warning with respect to those warrants or, as a future enhancement, collect payment for those warrants using a credit card, through a specific feature enhancement to the COPsync Network often referred to as the WARRANTsync system.

We also offer the COPsync911 threat alert service for use in schools, hospitals, day care facilities, government office buildings, energy infrastructure and other facilities with a high level of concern about security.  When used in schools, the COPsync911 service enables school personnel to instantly and silently send emergency alerts directly to the closest law enforcement officers in their patrol vehicles, and to the local 911 dispatch center. The alert is activated with the mere click of an icon, from any computer within the facility and/or from any cell phones and other mobile devices associated with the facility.  A notification that an alert has been issued is also sent to the cell phones of all law enforcement officers in the area and to all teachers, administrators, and other staff at the school, alerting them of imminent danger.  We expect our COPsync911 service to reduce emergency law enforcement response times in those circumstances when seconds and minutes count.

Once the alert is sent, a “crisis communication portal” is established among the person(s) sending the alert, the responding patrol vehicles and the local law enforcement 911 dispatch center.  This allows the person(s) initiating the alert to silently communicate with responding officers and the 911 dispatch center about the nature of the threat, whether it is an active gunman, fire, suspicious person or other emergency.  The crisis communication portal also provides a link to a diagram of the school or other facility and a map to its location.

We also augment our other services with our own law enforcement in-car video system, named VidTac and COURTsync, a court security and efficiency application.

Basis of Presentation, Critical Accounting Policies and Estimates

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in accordance with accounting principles generally accepted in the United States requires our management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes.  Actual results could differ from these estimates and assumptions.  Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results and require management's most subjective judgments.

We describe our significant accounting policies in Note 2, Summary of Significant Accounting Policies, of the Notes to Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2015.  We discuss our Critical Accounting Policies and Estimates in Management's Discussion and Analysis of Financial Condition and Results of Operations in our annual report on Form 10-K for the year ended December 31, 2015.

The Company began capitalizing its software development costs during the second quarter of 2016. See Note 10 – Capitalized Software for further information.

Results of Operations

Revenues

Total revenues for the three-month and six-month periods ended June 30, 2016 were $1,290,670 and $2,572,766, respectively, compared to $1,246,591 and $2,417,477 respectively, for comparable periods in 2015.  Total revenues are comprised of software license/subscriptions revenue and hardware, installation and other revenue.  Software license/subscriptions revenue is a key indicator of revenue performance in future years, since this revenue represents that portion of our revenue that is anticipated to recur as our service contracts renew from year-to-year.  Hardware, installation and other revenue is a one-time revenue event, and is not a key indicator of future performance.  Software license/subscriptions for the three-month and six-month periods ended June 30, 2016 were $841,834 and $1,229,467, respectively, compared to $747,313 and $1,415,542, respectively, for comparable periods in 2015.  The increase in software license/subscriptions revenue was due to an increase in the number of law enforcement agency contracts executed between periods, increased revenue attributable to contract renewals, and revenues attributable to our product, COPsync911.  Hardware, installation and other revenues for the three-month and six-month periods ended June 30, 2016 were $448,836 and $890,038, respectively, compared to $499,278 and $1,001,935, respectively, for comparable periods in 2015.

Some of our new contracts are multiple-year contracts that typically include hardware, installation and training (and integration in some cases) and software license/subscriptions revenue during the first year of the contract, followed by software license/subscriptions revenue during the remaining years of the contract.  Normally, we receive full payment up front upon inception of the contract.  This up-front payment is initially recorded as deferred revenue and subsequently recognized as revenue ratably during the service period.  As of June 30, 2016, we had $3,097,004 in deferred revenues, compared to $3,119,958 at December 31, 2015.  We do not believe that the deferred revenues resulting from these payments will have a material effect on our future working capital for the later years of the contract service periods because a large portion of our continuing customer support costs are incrementally fixed in nature.

Cost of Revenues and Gross Profit

The following is a summary of our cost of revenues and gross profit or loss for the two revenue types for the respective three-month periods ended June 30, 2016 and 2015:

	For the three months ended June 30,				For the six months ended June 30,
	2016		2015		2016		2015
	$	%	$	%	$	%	$	%

Hardware, installation and other revenues
Revenues	$448,836	100%	$499,278	100%	$890,038	100%	$1,001,935	100%
Cost of Revenues-hardware & other external costs	595,100	133%	323,585	65%	1,037,948	117%	717,132	75%
Cost of Revenues-internal costs	169,744	37%	43,118	8%	303,367	33%	102,913	6%
Total Gross Profit (Loss)	$(316,008)	(70)%	$132,495	27%	$(451,277)	(50)%	$181,890	19%

Software license/subscription revenues
Revenues	$841,834	100%	$747,313	100%	$1,682,728	100%	$1,415,542	100%
Cost of Revenues-internal costs	354,393	42%	321,494	43%	721,062	42%	625,186	44%
Total Gross Profit	$487,441	58%	$425,819	57%	$961,666	58%	$790,356	56%

Total Company
Revenues	$1,290,670	100%	$1,246,591	100%	$2,572,766	100%	$2,417,477	100%
Cost of Revenues	1,119,237	87%	688,197	55%	2,062,377	80%	1,445,231	66%
Total Gross Profit	$171,433	13%	$558,394	45%	$510,389	20%	$972,246	34%

Total cost of revenues for the three-month and six-month periods ended June 30, 2016, were $1,119,237 and $2,062,377, respectively, compared $688,197 and $1,445,231 for the respective comparable periods in 2015.  As a result, we realized gross profits for the three-month and six-month periods ended June 30, 2016 of $171,433 and $510,389, respectively, compared to $558,394 and $972,246, respectively, for the comparable periods in 2015.

Cost of revenues for hardware, installation and other revenues for the three-month and six-month periods ended June 30, 2016 were $764,844 and $1,341,315, respectively, compared to $366,703 and $820,045, respectively, for comparable periods in 2015.   Included in the cost of these revenues are internal costs, which represent salaries and travel expenses for our in-house installation and training staff.  The decrease in gross profit performance was due principally to slightly fewer hardware units installed during the quarter, price discounting and increased internal costs between periods.  We believe some price discounting will continue through 2016 as we attempt to accelerate our growth in sales bookings, and ultimately increased overall revenues.

Cost of revenues for software license/subscription revenues for the three-month and six-month periods ended June 30, 2016 were $354,393 and $721,062, respectively, compared to $321,494 and $625,186, respectively, for the comparable periods in 2015.  These represent internal costs associated with our customer support team and web-hosting facilities in 2015.  The resulting gross profit from software license/subscription revenues for the three-month and six-month periods ended June 30, 2016 were $487,441 and $961,666, respectively, compared to $425,819 and $790,356, respectively, for comparable periods in 2015.

Our total cost of revenues has the potential to fluctuate with revenues because of the variable cost nature of hardware, installation and other revenues contained in future contracts.

Research and Development

Total research and development expenses for the three-month and six-month periods ended June 30, 2016 were $517,754 and $902,860, respectively, compared to $459,547 and $945,167, respectively for the comparable periods in 2016.  Total expenses increased during the three-month period due to increased headcount and utilization of third-party software service providers; however, the increase was partially offset by capitalization of certain software development expenses totaling approximately $224,000 during the period. Total research and development expenses for the six-month period decreased due to the capitalization of certain software development expenses described above.

We plan to continue our increased research and development spending in fiscal year 2016, unless it is necessary for us to reduce expenses to maintain adequate liquidity.

Sales and Marketing

Total sales and marketing expenses for the three-month and six month periods ended June 30, 2016 were $1,511,004 and $2,769,408, respectively, compared to $450,822 and $815,189, respectively for the comparable periods in fiscal 2015.  This increase in expenses was partially due to the Company entering into certain endorser agreements; the purpose of which was to assist in our planned sales growth.  More specifically, the Company in November 2015 entered into certain agreements with a number of individuals or entities who the Company believes will enhance the Company’s brand recognition and assist its sales efforts in certain geographical areas, principally outside the State of Texas.  The term of these agreements are twelve months.  As compensation for their services, these persons were issued certain shares of the Company’s common stock.  Additionally, certain of these persons will also receive cash retainers for their services.

The increase in sales and marketing expenses was also attributable to the addition of new sales personnel in eight states outside of the State of Texas who were hired during the second quarter of 2016 as the initial step in expanding our sales footprint.  We anticipate this ramp-up period to take us through fiscal year 2016.

We expect our future quarterly sales and marketing expenses to continue at the expense level incurred in the second quarter of 2016.

General and Administrative

Total general and administrative expenses for the three-month and six month periods ended June 30, 2016 were $1,190,715 and $2,104,975, respectively, compared to $589,214 and $1,004,418, respectively for the comparable periods in fiscal 2015.  The increase in expenses between the respective periods is due to increased professional fees for general financial advisory, government relations, investor relations, legal, payroll, and travel expenses.   Included in these expenses for fiscal year 2016 are non-cash expenses of approximately $99,000 and $378,000 for the three month and six month periods ended June 30, 2016, relating to the value of various stock and warrant grants awarded to 3rd party service providers during the respective periods.

We believe our general and administrative expenses for the remainder of 2016 will remain relatively consistent with expense levels in the second quarter of 2016.

Other Expense

Other expense, consisting of interest expense, totaled $35,930 and $47,210 for the three-month and six-month periods ended June 30, 2016, respectively, compared to $170,177 and $238,910, respectively, for same periods in fiscal 2015.  The decrease between periods of $134,247 and $191,700 are principally due to the conversion of debt to equity taking place in fiscal year 2015.

Net Loss Before Income Taxes

The net loss before income taxes for the three-month and six-month periods ended June 30, 2016 was $3,083,970 and $5,314,063, respectively, compared to $1,111,366 and $2,031,438, respectively, for the same periods in fiscal 2015.

Liquidity and Capital Resources

We have funded our operations since inception through the sale of equity and debt securities and from cash generated by operating activities.  As of June 30, 2016, we had $2,220,950 in cash and cash equivalents, compared to $8,295,310 as of December 31, 2015.  The $6,074,359 decrease in cash was due to net cash used by operating activities of $5,811,906, investing activities of $150,489 and financing activities of $111,965.

The net cash used by financing activities represents monthly payments on outstanding notes for automobile and business insurance loans and capitalized lease obligations.

We had a working capital of $141,465 on June 30, 2016, compared to $5,059,799 on December 31, 2015.  However, on June 30, 2016, our current liabilities included $1,855,462 in net deferred revenues attributable to future performance obligations under prepaid customer contracts, the actual future costs of which, we believe will not represent a majority of this amount.

Plan of Operation for the Next Twelve Months

At June 30, 2016, we had cash and cash equivalents of $2,220,950, working capital of $141,465 and an accumulated deficit of $35,273,363.  The following factors are helping us manage our liquidity and enabling us to progress our business towards cash-flow break-even, and ultimately profitability:

(1)  We recorded approximately $1,408,000 and $2,548,000 in sales bookings during the three-month and six-month periods ended June 30, 2016, compared to approximately $1,452,000 and $1,903,000 during the comparable periods in 2015. Of the total sales bookings for the first six months ended June 30, 2016, approximately $1,358,000 remains unpaid. For the fiscal year ended December 31, 2016, we believe our total sales bookings plus proceeds from an equity raise will be sufficient to fund operations.

(2)  On July 1, 2016, we filed with the Securities and Exchange Commission a Form S-3 Registration Statement which registered the offer and sale of up to $25 million of securities which may be issued by us from time to time in indeterminate amounts and at indeterminate times.

(3)  We consumed $5.8 million in cash during the first six months of 2016, including $1.2 million in cash used to pay down accounts payable.  Our cash consumption is expected to decrease in the ensuing months as our sales bookings accelerate and cash from renewing customers continues to be collected.

(4)  We believe that we have the capability to reduce operating expenses, should circumstances warrant.

(5) We will consider on a case-by-case basis additional credit facilities or equity or debt financings to leverage our recurring revenue streams and support additional growth.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have accumulated significant losses as we have been developing our service and product offerings. We have had recurring losses and expect to report losses for fiscal 2016. We believe our current available cash, along with anticipated revenues, and capital raise will be sufficient to meet our cash needs for the near future. There can be no assurance that financing will be available in amounts or terms acceptable to us, if at all.  There can be no assurance that the source of additional contracts will be achieved.

Item 3.  Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

Item 4.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of June 30, 2016, we conducted, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of the design and operation of our “disclosure controls and procedures” (as defined in Rule 13a-15(e)) under the Exchange Act as of the end of the period covered by this report.  Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective in recording, processing, summarizing and reporting information required to be disclosed within the time periods specified in the Securities and Exchange Commission’s rules and forms.
Changes in Internal Control Over Financial Reporting

During the six months ended June 30, 2016, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Limitations on the Effectiveness of Internal Controls

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

PART II - OTHER INFORMATION

Item 1.  Legal Proceedings

We are not currently involved in any material legal proceedings.  From time-to-time we anticipate we will be involved in legal proceedings, claims, and litigation arising in the ordinary course of our business and otherwise. The ultimate costs to resolve any such matters could have a material adverse effect on our financial statements.  We could be forced to incur material expenses with respect to these legal proceedings, and in the event there is an outcome in any that is adverse to us, our financial position and prospects could be harmed.

Item 1A.  Risk Factors

In addition to the other information set forth in this Quarterly Report on Form 10-Q, you should carefully consider the factors discussed in Part I, “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2015, which outlines factors that could materially affect our business, financial condition or future results, and the additional risk factor below.  The risks described below and in our Annual Report on Form 10-K for the year ended December 31, 2015 are not the only risks facing our Company.  Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial conditions or operating results.

There may not be an active market for shares of our common stock, and we can provide no assurance that our common stock will continue to meet NASDAQ listing requirements, which may cause our shares to trade at a discount and may make it difficult for you to sell your shares.
Our common stock is listed on The NASDAQ Capital Market under the symbol “COYN.” However, no assurance can be given that an active trading market for our common stock will develop and continue. As a result, you may find it more difficult to purchase, dispose of and obtain accurate quotations as to the value of our common stock and warrants.
On May 20, 2016, we received a notice from The NASDAQ Capital Market that we did not comply with Listing Rule 5550(b), which requires a minimum $2,500,000 stockholders’ equity, $35,000,000 market value of listed securities or $500,000 net income from continuing operations.  On July 19, 2016, The NASDAQ Capital Market granted us until November 16, 2016 to comply with Listing Rule 5550(b).  In the event the Company is unable to demonstrate compliance by the deadline, The NASDAQ Capital Market will notify the Company and the Company will have the opportunity to appeal any subsequent listing determination by the Staff to The NASDAQ Capital Market Hearings Panel. In such an event, it is expected that our common stock would remain listed and trading pending the issuance of the Panel’s decision and the expiration of any further extension granted by the Panel.
If we are unable to continue to meet NASDAQ listing requirements, our common stock could be delisted from The NASDAQ Capital Market. If our common stock were to be delisted from The NASDAQ Capital Market, our common stock could continue to trade on the OTCQB or similar marketplace following any delisting from The NASDAQ Capital Market. Any such delisting of our common stock could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock, not only in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and less coverage of us by securities analysts, if any. Also, if in the future we were to determine that we need to seek additional equity capital, it could have an adverse effect on our ability to raise capital in the public or private equity markets.
Item 2.  Unregistered Sales of Equity Securities and Use of Proceeds

During the six months ended June 30, 2016, we issued a total of 526,072 shares of our common stock as described below:

(1)    The Company issued 210,000 shares for services related to 11 agreements with individuals and entities who are assisting the Company in its national expansion efforts and sales within Texas.

(2)    The Company issued 25,000 shares to a previous holder of Series B Stock whose Series B certificates we received.

(3)    The Company issued 53,215 shares (5,000 shares at $8.50 per share and 48,215 shares at $3.50 per share) with respect to the conversion of promissory notes, and

(4)    The Company issued 207,857 shares (100,000 at $2.06 per share, 42,857 shares at $2.09 per share and 65,000 shares at $1.88 per share) to six consultants for services.

The offers and sales of common stock for services described above were made without registration under the Securities Act, or the securities laws of certain states, in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act and in reliance on similar exemptions under applicable state laws.  No general solicitation or general advertising was used in connection with the offering of the common stock and the Company had a pre-existing relationship with each person to whom common stock was sold.  We disclosed to the purchasers that the shares of common stock could not be sold unless they are registered under the Securities Act or unless an exemption from registration is available, and the certificates representing the shares include a legend to that effect.

The shares of common stock issued upon conversion of the promissory note were sold without registration in reliance of the exemption provided by Section 3(a)(9) of the Securities Act.

Item 3.  Defaults Upon Senior Securities

None.

Item 4.  Mine Safety Disclosures

None.

Item 5.  Other Information

None.

Item 6.  Exhibits

Exhibit Number	Description
31.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

31.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

32*	Section 1350 Certifications.

101.1	101.INS (XBRL Instance Document)

101.SCH (XBRL Taxonomy Extension Schema Document)

101.CAL (XBRL Calculation Linkbase Documents)

101.DEF (XBRL Taxonomy Definition Linkbase Document)

101.LAB (XBRL Taxonomy Label Linkbase Document)

101.PRE (XBRL Taxonomy Presentation Linkbase Document)

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COPSYNC, INC.

Date: August 15, 2016	By:	/s/ Barry W. Wilson
Barry W. Wilson
Chief Financial Officer and Duly Authorized Officer

Exhibit 31.1

I, Ronald A. Woessner, certify that:

1.           I have reviewed this quarterly report on Form 10-Q for the quarter ended June 30, 2016, of COPsync, Inc.;

2.           Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.           Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.           The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)           Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)           Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)           Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedure, as of the end of the period covered by this report based on such evaluation; and

(d)           Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.           The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)           All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)           Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 15, 2016	By:	/s/ RONALD A. WOESSNER
Ronald A. Woessner
Chief Executive Officer

Exhibit 31.2

I, Barry W. Wilson, certify that:
1.           I have reviewed this quarterly report on Form 10-Q for the quarter ended June 30, 2016, of COPsync, Inc.;

2.           Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.           Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.           The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)           Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)           Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)           Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedure, as of the end of the period covered by this report based on such evaluation; and

(d)           Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.           The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)           All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)           Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 15, 2016	By:	/s/ BARRY W. WILSON
Barry W. Wilson
Chief Financial Officer

Exhibit 32

COPSYNC, INC.

CERTIFICATION OF CORPORATE OFFICERS
(Furnished Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002)

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), each of the undersigned officers of COPsync, Inc. (the "Company"), does hereby certify, to such officer’s knowledge, that:

The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 (the “Form 10-Q”) fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended, and that the information contained in the Form 10-Q fairly presents, in all material respects, the financial condition and results of operations of the Company as of, and for, the periods presented in the Form 10-Q.

Date: August 15, 2016	By:	/s/ RONALD A. WOESSNER
Ronald A. Woessner
Chief Executive Officer

	By:	/s/ BARRY W. WILSON
Barry W. Wilson
Chief Financial Officer

The forgoing certification is being furnished as an exhibit to the Form 10-Q pursuant to Item 601(b)(32) of Regulation S-K and Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and, accordingly, is not being filed as part of the Form 10-Q for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.